SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa S.A.

Quarterly information

March 31, 2017

(A free translation of the original report in Portuguese as published in
Brazil containing Quarterly Information (ITR) prepared in
accordance with accounting practices adopted in Brazil)

Company data	1
Capital Composition
Individual financial statements
Balance sheet - Assets	2
Balance sheet - Liabilities	3
Statement of income	4
Statement of comprehensive income (loss)	5
Statement of cash flows	6
Statements of changes in Equity
01/01/2017 to 03/31/2017	7
01/01/2016 to 03/31/2016	8
Statement of value added	9
Consolidated Financial Statements
Balance sheet - Assets	10
Balance sheet - Liabilities	11
Statement of income	12
Statement of comprehensive income (loss)	13
Statement of cash flows	14
Statements of changes in Equity
01/01/2017 to 03/31/2017	15
01/01/2016 to 03/31/2016	16
Statement of value added	17
Comments on performance	18
Notes to interim financial information	43
Other information deemed relevant by the Company	78
Reports and statements
Report on review of interim financial information	81
Management statement of interim financial information	83
Management statement on the report on review of interim financial information	84

COMPANY DATA / CAPITAL COMPOSITION

Number of Shares	CURRENT QUARTER
(in thousands)	03/31/2017
Paid-in Capital
Common	28,040
Preferred	-
Total	28,040
Treasury shares
Common	1,046
Preferred	-
Total	1,046

INDIVIDUAL FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 03/31/2017	PRIOR YEAR 12/31/2016
1	Total Assets	5,239,390	5,225,376
1.01	Current Assets	2,195,054	2,107,806
1.01.01	Cash and cash equivalents	6,731	19,811
1.01.01.01	Cash and banks	6,731	19,811
1.01.02	Short-term investments	165,303	163,562
1.01.02.01	Fair value of short-term investments	165,303	163,562
1.01.03	Accounts receivable	486,004	524,337
1.01.03.01	Trade accounts receivable	486,004	524,337
1.01.03.01.01	Receivables from clients of developments	466,551	503,923
1.01.03.01.02	Receivables from clients of construction and services rendered	19,453	20,414
1.01.04	Inventories	825,841	870,201
1.01.04.01	Properties for sale	825,841	870,201
1.01.07	Prepaid expenses	5,575	2,102
1.01.07.01	Prepaid expenses and others	5,575	2,102
1.01.08	Other current assets	705,600	527,793
1.01.08.01	Non current assets held for sale	3,270	3,306
1.01.08.02	Assets from discontinued operations	654,460	439,020
1.01.08.02.01	Disposal group held for sale	654,460	439,020
1.01.08.03	Others	47,870	85,467
1.01.08.03.01	Other assets	25,726	39,280
1.01.08.03.02	Derivative financial instruments	1,511	-
1.01.08.03.03	Receivables from related parties	20,633	46,187
1.02	Non current assets	3,044,336	3,117,570
1.02.01	Non current assets	938,845	951,563
1.02.01.03	Accounts receivable	206,130	225,270
1.02.01.03.01	Receivables from clients of developments	206,130	225,270
1.02.01.04	Inventories	541,335	535,376
1.02.01.09	Others non current	191,380	190,917
1.02.01.09.03	Other assets	168,577	156,358
1.02.01.09.04	Receivables from related parties	22,227	25,529
1.02.01.09.05	Derivative Financial Instruments	576	9,030
1.02.02	Investments	2,061,367	2,116,509
1.02.02.01	Interest in associates and affiliates	2,035,430	2,090,572
1.02.02.02	Interest in subsidiaries	25,937	25,937
1.02.02.02.01	Interest in subsidiaries - goodwill	25,937	25,937
1.02.03	Property and equipment	19,748	21,720
1.02.03.01	Operation property and equipment	19,748	21,720
1.02.04	Intangible assets	24,376	27,778
1.02.04.01	Intangible assets	24,376	27,778

INDIVIDUAL FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 03/31/2017	PRIOR YEAR 12/31/2016
2	Total Liabilities	5,239,390	5,225,376
2.01	Current liabilities	2,857,245	2,458,597
2.01.01	Social and labor obligations	31,987	28,041
2.01.01.02	Labor obligations	31,987	28,041
2.01.01.02.01	Salaries, payroll charges and profit sharing	31,987	28,041
2.01.02	Suppliers	55,851	61,177
2.01.02.01	Local suppliers	55,851	61,177
2.01.03	Tax obligations	35,153	35,819
2.01.03.01	Federal tax obligations	35,153	35,819
2.01.04	Loans and financing	937,375	953,872
2.01.04.01	Loans and financing	602,058	639,733
2.01.04.02	Debentures	335,317	314,139
2.01.05	Other obligations	1,715,228	1,300,634
2.01.05.01	Payables to related parties	1,050,556	1,073,255
2.01.05.02	Others	664,672	227,379
2.01.05.02.04	Obligations for purchase of properties and advances from customers	139,796	146,522
2.01.05.02.05	Other payables	60,744	50,660
2.01.05.02.07	Obligations assumed on the assignment of receivables	29,182	24,907
2.01.05.02.08	Derivative financial instruments	-	5,290
2.01.05.02.09	Distribution of non-cash assets to owners	327,230	-
2.01.05.02.10	Payables for sale of shares	107,720	-
2.01.06	Provisions	81,651	79,054
2.01.06.01	Tax, labor and civel lawsuits	81,651	79,054
2.01.06.01.01	Tax lawsuits	1,002	1,369
2.01.06.01.02	Labor lawsuits	19,976	23,818
2.01.06.01.04	Civel lawsuits	60,673	53,867
2.02	Non current liabilities	829,088	838,454
2.02.01	Loans and financing	479,842	504,326
2.02.01.01	Loans and financing	363,472	367,197
2.02.01.01.01	In local currency	363,472	367,197
2.02.01.02	Debentures	116,370	137,129
2.02.02	Other liabilities	168,614	154,435
2.02.02.02	Others	168,614	154,435
2.02.02.02.03	Obligations for purchase of properties and advances from customers	94,824	90,311
2.02.02.02.04	Other payables	11,654	13,218
2.02.02.02.06	Obligations assumed on the assignment of receivables	62,136	50,906
2.02.03	Deferred taxes	100,405	100,405
2.02.03.01	Deferred income tax and social contribution	100,405	100,405
2.02.04	Provisions	80,227	79,288
2.02.04.01	Tax, labor and civel lawsuits	80,227	79,288
2.02.04.01.01	Tax lawsuits	2,110	1,755
2.02.04.01.02	Tax and labor lawsuits	38,764	33,350
2.02.04.01.04	Civel lawsuits	39,353	44,183
2.03	Equity	1,553,057	1,928,325
2.03.01	Capital	2,521,152	2,740,662
2.03.02	Capital Reserves	50,783	49,424
2.03.02.04	Granted options	154,216	153,165
2.03.02.05	Treasury shares	-32,216	-32,524
2.03.02.07	Reserve for expenditures with public offering	-71,217	-71,217
2.03.05	Retained earnings/accumulated losses	-1,018,878	-861,761

INDIVIDUAL FINANCIAL STATEMENTS - INCOME - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2017 to 03/31/2017	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2016 to 03/31/2016
3.01	Gross Sales and/or Services	104,027	126,973
3.01.01	Revenue from real estate development	113,542	138,013
3.01.03	Taxes on real estate sales and services	-9,515	-11,040
3.02	Cost of sales and/or services	-106,459	-124,866
3.02.01	Cost of real estate development	-106,459	-124,866
3.03	Gross profit	-2,432	2,107
3.04	Operating expenses/income	-118,077	-57,926
3.04.01	Selling expenses	-16,205	-14,411
3.04.02	General and administrative expenses	-18,400	-27,002
3.04.05	Other operating expenses	-28,101	-21,796
3.04.05.01	Depreciation and amortization	-8,489	-8,072
3.04.05.02	Other operating expenses	-19,612	-13,724
3.04.06	Income from equity method investments	-55,371	5,283
3.05	Income (loss) before financial results and income taxes	-120,509	-55,819
3.06	Financial	-36,608	26
3.06.01	Financial income	6,429	23,857
3.06.02	Financial expenses	-43,037	-23,831
3.07	Income before income taxes	-157,117	-55,793
3.08	Income and social contribution taxes	-	-2,228
3.08.01	Current	-	-2,228
3.09	Income (loss) from continuing operation	-157,117	-58,021
3.10	Income (loss) from descontinued operation	107,720	4,794
3.10.01	Net income (loss) from discontinued operations	107,720	4,794
3.11	Income (loss) for the period	-49,397	-53,227
3.99	Earnings per Share – (Reais / Share)	-	-
3.99.01	Basic Earnings per Share	-	-
3.99.01.01	ON	-1.84110	-1.95720
3.99.02	Diluted Earnings per Share	-	-
3.99.02.01	ON	-1.84110	-1.95720

INDIVIDUAL FINANCIAL STATEMENTS - COMPREHENSIVE INCOME (LOSS) - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2017 to 03/31/2017	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2016 to 03/31/2016
4.01	Income (loss) for the period	-49,397	-53,227
4.03	Comprehensive income (loss) for the period	-49,397	-53,227

INDIVIDUAL FINANCIAL STATEMENTS - CASH FLOWS - INDIRECT METHOD - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2017 to 03/31/2017	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2016 to 03/31/2016
6.01	Net cash from operating activities	28,280	-8,183
6.01.01	Cash generated in the operations	-54,083	-15,987
6.01.01.01	Income (loss) before income and social contribution taxes	-49,397	-55,793
6.01.01.02	Income from equity method investments	55,371	-5,283
6.01.01.03	Stock options expenses	2,128	1,891
6.01.01.04	Unrealized interest and finance charges, net	21,470	21,327
6.01.01.05	Financial instruments	-806	-10,184
6.01.01.06	Depreciation and amortization	8,489	8,072
6.01.01.07	Provision for legal claims	16,649	15,169
6.01.01.08	Provision for profit sharing	4,237	6,250
6.01.01.09	Warranty provision	-1,601	-4,102
6.01.01.10	Write-off of property and equipment, net	-	99
6.01.01.11	Allowance for doubtful accounts	4,141	6,572
6.01.01.12	Provision for realization of non-financial assets - properties for Sale	-7,044	-
6.01.01.14	Provision for penalties due to delay in construction works	-	-5
6.01.01.15	Provision for impairment losses on disposal group held for sale	-215,440	-
6.01.01.16	Payable for sale of shares	107,720	-
6.01.02	Variation in assets and liabilities	82,363	7,804
6.01.02.01	Trade accounts receivable	47,458	51,252
6.01.02.02	Properties for sale	45,445	-24,667
6.01.02.03	Other accounts receivable	7,581	-10,039
6.01.02.04	Prepaid expenses	-3,473	511
6.01.02.05	Obligations for purchase of properties and adv. from customers	-2,213	-26,846
6.01.02.06	Taxes and contributions	-666	-915
6.01.02.07	Suppliers	-4,844	8,061
6.01.02.08	Salaries and payable charges	-291	2,129
6.01.02.09	Transactions with related parties	1,478	36,194
6.01.02.10	Other obligations	-8,112	-25,648
6.01.02.11	Income tax and social contribution payable	-	-2,228
6.02	Net cash from investing activities	-4,933	8,439
6.02.01	Purchase of property and equipment and intangible assets	-3,115	-5,177
6.02.02	Increase in investments	-77	-2,094
6.02.03	Redemption of short-term investments	159,878	186,244
6.02.04	Purchase of short-term investments	-161,619	-170,534
6.03	Net cash from financing activities	-36,427	-17,699
6.03.02	Increase in loans, financing and debentures	52,592	73,284
6.03.03	Payment of loans, financing and debentures	-115,043	-108,699
6.03.04	Assignment of receivables	21,379	24,176
6.03.06	Loan transactions with related parties	4,334	-6,460
6.03.08	Disposal of treasury shares	311	-
6.05	Net increase (decrease) of cash and cash equivalents	-13,080	-17,443
6.05.01	Cash and cash equivalents at the beginning of the period	19,811	44,044
6.05.02	Cash and cash equivalents at the end of the period	6,731	26,601

INDIVIDUAL STATEMENT OF CHANGES IN EQUITY FROM 01/01/2017 TO 03/31/2017 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Equity
5.01	Opening balance	2,740,662	49,424	-	-861,761	-	1,928,325
5.03	Opening adjusted balance	2,740,662	49,424	-	-861,761	-	1,928,325
5.04	Capital transactions with shareholders	-219,510	1,359	-	-107,720	-	-325,871
5.04.03	Stock option plan	-	1,051	-	-	-	1,051
5.04.05	Treasury shares sold	-	308	-	-	-	308
5.04.08	Capital reduction	-219,510	-	-	-107,720	-	-327,230
5.05	Total of comprehensive income (loss)	-	-	-	-49,397	-	-49,397
5.05.01	Net income (loss) for the period	-	-	-	-49,397	-	-49,397
5.07	Closing balance	2,521,152	50,783	-	-1,018,878	-	1,553,057

INDIVIDUAL STATEMENT OF CHANGES IN EQUITY FROM 01/01/2016 TO 03/31/2016 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Equity
5.01	Opening balance	2,740,662	50,854	303,975	-	-	3,095,491
5.03	Opening adjusted balance	2,740,662	50,854	303,975	-	-	3,095,491
5.04	Capital transactions with shareholders	-	1,407	-	-	-	1,407
5.04.03	Stock option plan	-	1,407	-	-	-	1,407
5.05	Total of comprehensive income (loss)	-	-	-	-53,227	-	-53,227
5.05.01	Net income (loss) for the period	-	-	-	-53,227	-	-53,227
5.07	Closing balance	2,740,662	52,261	303,975	-53,227	-	3,043,671

INDIVIDUAL STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2017 to 03/31/2017	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2016 to 03/31/2016
7.01	Revenues	113,542	138,013
7.01.01	Real estate development, sales and services	117,683	144,585
7.01.04	Allowance for doubtful accounts	-4,141	-6,572
7.02	Inputs acquired from third parties	-107,552	-112,847
7.02.01	Cost of Sales and/or Services	-84,585	-98,818
7.02.02	Materials, energy, outsourced labor and other	-22,967	-18,823
7.02.03	Loss / Recovery of Assets	-	4,794
7.03	Gross value added	5,990	25,166
7.04	Retentions	-8,489	-8,072
7.04.01	Depreciation and amortization	-8,489	-8,072
7.05	Net value added produced by the Company	-2,499	17,094
7.06	Added value received on transfer	-48,942	18,956
7.06.01	Income from equity method investments	-55,371	5,283
7.06.02	Financial income	6,429	13,673
7.07	Value added total to be distributed	-51,441	36,050
7.08	Value added distribution	-51,441	36,050
7.08.01	Personnel and payroll charges	25,952	29,358
7.08.01.01	Direct remuneration	25,952	29,358
7.08.02	Taxes and contributions	13,888	18,080
7.08.02.01	Federal	13,888	18,080
7.08.03	Compensation – Interest	65,836	41,839
7.08.03.01	Interest	64,911	39,695
7.08.03.02	Rent	925	2,144
7.08.04	Compensation – Company capital	-157,117	-53,227
7.08.04.03	Net income (Retained losses)	-157,117	-53,227

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 03/31/2017	PRIOR YEAR 12/31/2016
1	Total Assets	5,206,751	5,210,089
1.01	Current Assets	3,460,194	3,400,200
1.01.01	Cash and cash equivalents	23,814	29,534
1.01.01.01	Cash and banks	23,814	29,534
1.01.02	Short-term investments	213,120	223,646
1.01.02.01	Fair value of short-term investments	213,120	223,646
1.01.02.01.02	Short-term investments avaliable for sale	213,120	223,646
1.01.03	Accounts receivable	665,071	722,640
1.01.03.01	Trade accounts receivable	665,071	722,640
1.01.03.01.01	Receivables from clients of developments	644,873	701,906
1.01.03.01.02	Receivables from clients of construction and services rendered	20,198	20,734
1.01.04	Inventories	1,058,742	1,122,724
1.01.07	Prepaid expenses	6,839	2,548
1.01.07.01	Prepaid expenses and others	6,839	2,548
1.01.08	Other current assets	1,492,608	1,299,108
1.01.08.01	Non current assets for sale	3,270	3,306
1.01.08.02	Assets from discontinued operations	1,412,682	1,189,011
1.01.08.02.01	Disposal group held for sale	1,412,682	1,189,011
1.01.08.03	Others	76,656	106,791
1.01.08.03.01	Other assets	36,934	49,336
1.01.08.03.02	Receivables from related parties	38,211	57,455
1.01.08.03.03	Derivative financial instruments	1,511	-
1.02	Non current assets	1,746,557	1,809,889
1.02.01	Non current assets	934,592	957,773
1.02.01.03	Accounts receivable	241,563	271,322
1.02.01.03.01	Receivables from clients of developments	241,563	271,322
1.02.01.04	Inventories	599,046	592,975
1.02.01.09	Others non current assets	93,983	93,476
1.02.01.09.03	Other assets	71,180	58,917
1.02.01.09.04	Receivables from related parties	22,227	25,529
1.02.01.09.05	Derivative financial instruments	576	9,030
1.02.02	Investments	764,852	799,911
1.02.02.01	Interest in associates and affiliates	764,852	799,911
1.02.03	Property and equipment	22,136	23,977
1.02.03.01	Operation property and equipment	22,136	23,977
1.02.04	Intangible assets	24,977	28,228
1.02.04.01	Intangible assets	24,977	28,228

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 03/31/2017	PRIOR YEAR 12/31/2016
2	Total Liabilities	5,206,751	5,210,089
2.01	Current liabilities	2,675,841	2,275,550
2.01.01	Social and labor obligations	33,414	28,880
2.01.01.02	Labor obligations	33,414	28,880
2.01.01.02.01	Salaries, payroll charges and profit sharing	33,414	28,880
2.01.02	Suppliers	68,788	79,120
2.01.03	Tax obligations	47,132	51,842
2.01.03.01	Federal tax obligations	47,132	51,842
2.01.04	Loans and financing	985,469	983,934
2.01.04.01	Loans and financing	650,152	669,795
2.01.04.01.01	In Local Currency	650,152	669,795
2.01.04.02	Debentures	335,317	314,139
2.01.05	Other obligations	806,183	400,908
2.01.05.01	Payables to related parties	62,117	85,611
2.01.05.02	Others	744,066	315,297
2.01.05.02.04	Obligations for purchase of properties and advances from customers	194,283	205,388
2.01.05.02.06	Other payables	76,307	69,921
2.01.05.02.07	Obligations assumed on the assignment of receivables	38,526	34,698
2.01.05.02.08	Derivative financial instruments	-	5,290
2.01.05.02.09	Distribution of non-cash assets to owners	327,230	-
2.01.05.02.10	Payable for sale of shares	107,720	-
2.01.06	Provisions	81,651	79,054
2.01.06.01	Tax, labor and civel lawsuits	81,651	79,054
2.01.06.01.01	Tax lawsuits	1,002	1,369
2.01.06.01.02	Labor lawsuits	19,976	23,818
2.01.06.01.04	Civel lawsuits	60,673	53,867
2.01.07	Liabilities related to assets from discontinued operations	653,204	651,812
2.01.07.01	Liabilities on Non-current Assets for Sale	653,204	651,812
2.01.07.01.01	Liabilities directly associated with disposal group held for sale	653,204	651,812
2.02	Non current liabilities	968,769	1,004,086
2.02.01	Loans and financing	601,844	653,634
2.02.01.01	Loans and financing	485,474	516,505
2.02.01.01.01	In local currency	485,474	516,505
2.02.01.02	Debentures	116,370	137,129
2.02.02	Other obligations	181,800	166,143
2.02.02.02	Others	181,800	166,143
2.02.02.02.03	Obligations for purchase of properties and advances from customers	93,892	90,309
2.02.02.02.04	Other payables	13,526	11,502
2.02.02.02.06	Obligations assumed on the assignment of receivables	74,382	64,332
2.02.03	Deferred taxes	100,405	100,405
2.02.03.01	Deferred income tax and social contribution	100,405	100,405
2.02.04	Provisions	84,720	83,904
2.02.04.01	Tax, labor and civel lawsuits	84,720	83,904
2.02.04.01.01	Tax lawsuits	2,110	1,755
2.02.04.01.02	Labor lawsuits	43,128	37,837
2.02.04.01.04	Civel lawsuits	39,482	44,312
2.03	Equity	1,562,141	1,930,453
2.03.01	Capital	2,521,152	2,740,662
2.03.01.01	Capital	2,521,152	2,740,662
2.03.02	Capital Reserves	50,783	49,424
2.03.02.04	Granted options	154,216	153,165
2.03.02.05	Treasury shares	-32,216	-32,524
2.03.02.07	Reserve for expenditures with public offering	-71,217	-71,217
2.03.05	Retained earnings/accumulated losses	-1,018,878	-861,761
2.03.09	Non-controlling interest	9,084	2,128

CONSOLIDATED FINANCIAL STATEMENTS - INCOME - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2017 to 03/31/2017	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2016 to 03/31/2016
3.01	Gross Sales and/or Services	136,539	170,982
3.01.01	Revenue from real estate development	147,521	182,866
3.01.03	Taxes on real estate sales and services	-10,982	-11,884
3.02	Cost of sales and/or services	-153,706	-167,526
3.02.01	Cost of real estate development	-153,706	-167,526
3.03	Gross profit	-17,167	3,456
3.04	Operating expenses/income	-109,994	-54,639
3.04.01	Selling expenses	-19,056	-16,746
3.04.02	General and administrative expenses	-27,369	-27,002
3.04.05	Other operating expenses	-28,410	-24,086
3.04.05.01	Depreciation and amortization	-8,708	-9,508
3.04.05.02	Other operating expenses	-19,702	-14,578
3.04.06	Income from equity method investments	-35,159	13,195
3.05	Income (loss) before financial results and income taxes	-127,161	-51,183
3.06	Financial	-28,560	-1,108
3.06.01	Financial income	7,870	26,806
3.06.02	Financial expenses	-36,430	-27,914
3.07	Income before income taxes	-155,721	-52,291
3.08	Income and social contribution taxes	-1,346	-5,990
3.08.01	Current	-1,346	-6,954
3.08.02	Deferred	-	964
3.09	Income (loss) from continuing operation	-157,067	-58,281
3.10	Income (loss) from descontinued operation	107,720	5,930
3.10.01	Net income (loss) from discontinued operations	107,720	5,930
3.11	Income (loss) for the period	-49,347	-52,351
3.11.01	Income (loss) attributable to the Company	-49,397	-53,227
3.11.02	Net income attributable to non-controlling interests	50	876
3.99	Earnings per Share – (Reais / Share)	-	-
3.99.01	Basic Earnings per Share	-	-
3.99.01.01	ON	-1.84110	-1.95720
3.99.02	Diluted Earnings per Share	-	-
3.99.02.01	ON	-1.84110	-1.95720

CONSOLIDATED FINANCIAL STATEMENTS - COMPREHENSIVE INCOME (LOSS) - (in thousands of Brazilian Reais)

CODE	DESCRIPTION	YEAR TO DATE 01/01/2017 to 03/31/2017	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2016 to 03/31/2016
4.01	Consolidated Income (loss) for the period	-49,347	-52,351
4.03	Consolidated comprehensive income (loss) for the period	-49,347	-52,351
4.03.01	Income (loss) attributable to the Company	-49,397	-53,227
4.03.02	Net income attributable to the noncontrolling interests	50	876

CONSOLIDATED FINANCIAL STATEMENTS - CASH FLOWS - INDIRECT METHOD - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2017 to 03/31/2017	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2016 to 03/31/2016
6.01	Net cash from operating activities	69,998	41,952
6.01.01	Cash generated in the operations	-68,302	-1,897
6.01.01.01	Income (loss) before income and social contribution taxes	-48,001	-40,670
6.01.01.02	Stock options expenses	2,128	1,891
6.01.01.03	Unrealized interest and finance charges, net	25,761	25,047
6.01.01.04	Depreciation and amortization	8,708	9,508
6.01.01.05	Write-off of property and equipment, net	-	1,182
6.01.01.06	Provision for legal claims	16,736	15,804
6.01.01.07	Warranty provision	-1,601	-4,102
6.01.01.08	Provision for profit sharing	4,237	6,250
6.01.01.09	Allowance for doubtful accounts	4,141	6,572
6.01.01.10	Provision for realization of non-financial assets - properties for sale	-7,044	-
6.01.01.12	Financial instruments	-806	-10,184
6.01.01.13	Income from equity methods investments	35,159	-13,195
6.01.01.16	Provision for impairment losses in disposal group held for sale	-215,440	-
6.01.01.17	Payable for sale of shares	107,720	-
6.01.02	Variation in assets and liabilities	104,845	-1,721
6.01.02.01	Trade accounts receivable	75,552	83,617
6.01.02.02	Properties for sale	64,955	-44,651
6.01.02.03	Other accounts receivable	6,386	-5,606
6.01.02.04	Transactions with related parties	-5,573	8,208
6.01.02.05	Prepaid expenses	-4,291	432
6.01.02.06	Suppliers	-9,874	6,772
6.01.02.07	Obligations for purchase of properties and adv. from customers	-7,522	-24,626
6.01.02.08	Taxes and contributions	-4,710	-2,385
6.01.02.09	Salaries and payable charges	297	1,918
6.01.02.10	Other obligations	-9,029	-19,409
6.01.02.11	Income tax and social contribution paid	-1,346	-5,991
6.01.03	Other	33,455	45,570
6.01.03.01	Net cash from operating activities related to disposal group held for sale	33,455	45,570
6.02	Net cash from investing activities	-44,211	-29,606
6.02.01	Purchase of property and equipment and intangible assets	-3,616	-6,435
6.02.02	Redemption of short-term investments	216,017	303,142
6.02.03	Purchase of short-term investments	-205,491	-302,099
6.02.04	Investments	-77	-1,451
6.02.05	Dividends received	-	-1,000
6.02.06	Net cash from investing activities related to disposal group held for sale	-51,044	-21,763
6.03	Net cash from financing activities	-14,406	48,731
6.03.02	Increase in loans, financing and debentures	75,595	120,462
6.03.03	Payment of loans and financing	-151,611	-140,323
6.03.06	Payables to venture partners	761	1,587
6.03.07	Loan transactions with related parties	4,335	-6,460
6.03.08	Assignment of receivables	21,513	27,974
6.03.09	Disposal of treasury shares	311	-
6.03.11	Net cash from financing activities related to disposal group held for sale	34,690	45,491
6.04	Foreign Exchange Gains and Losses on Cash and Cash Equivalents	-17,101	-
6.05	Net increase (decrease) of cash and cash equivalents	-5,720	61,077
6.05.01	Cash and cash equivalents at the beginning of the period	29,534	82,640
6.05.02	Cash and cash equivalents at the end of the period	23,814	143,717

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FROM 01/01/2017 TO 03/31/2017 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Shareholders equity	Non Controlling interest	Total equity Consolidated
5.01	Opening balance	2,740,662	49,424	-	-861,761	-	1,928,325	2,128	1,930,453
5.03	Opening adjusted balance	2,740,662	49,424	-	-861,761	-	1,928,325	2,128	1,930,453
5.04	Capital transactions with shareholders	-219,510	1,359	-	-107,720	-	-325,871	-	-325,871
5.04.03	Stock option plan	-	1,051	-	-	-	1,051	-	1,051
5.04.05	Treasury shares sold	-	308	-	-	-	308	-	308
5.04.08	Capital reduction	-219,510	-	-	-107,720	-	-327,230	-	-327,230
5.05	Total of comprehensive income (loss)	-	-	-	-49,397	-	-49,397	50	-49,347
5.05.01	Net income (loss) for the period	-	-	-	-49,397	-	-49,397	50	-49,347
5.06	Reserves	-	-	-	-	-	-	6,906	6,906
5.06.01	Constitution of reserves	-	-	-	-	-	-	6,906	6,906
5.07	Closing balance	2,521,152	50,783	-	-1,018,878	-	1,553,057	9,084	1,562,141

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FROM 01/01/2016 TO 03/31/2016 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Shareholders equity	Non Controlling interest	Total equity Consolidated
5.01	Opening balance	2,740,662	50,854	303,975	-	-	3,095,491	1,745	3,097,236
5.03	Opening adjusted balance	2,740,662	50,854	303,975	-	-	3,095,491	1,745	3,097,236
5.04	Capital transactions with shareholders	-	1,407	-	-	-	1,407	-8	1,399
5.04.03	Stock option plan	-	1,407	-	-	-	1,407	-	1,407
5.04.08	Treasury shares cancelled	-	-	-	-	-	-	-8	-8
5.05	Total of comprehensive income (loss)	-	-	-	-53,227	-	-53,227	876	-52,351
5.05.01	Net income (loss) for the period	-	-	-	-53,227	-	-53,227	876	-52,351
5.07	Closing balance	2,740,662	52,261	303,975	-53,227	-	3,043,671	2,613	3,046,284

CONSOLIDATED STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2017 to 03/31/2017	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2016 to 03/31/2016
7.01	Revenues	147,521	182,866
7.01.01	Real estate development, sales and services	151,662	189,438
7.01.04	Allowance for doubtful accounts	-4,141	-6,572
7.02	Inputs acquired from third parties	-147,210	-150,092
7.02.01	Cost of Sales and/or Services	-115,731	-135,002
7.02.02	Materials, energy, outsourced labor and other	-31,479	-21,020
7.02.03	Loss / Recovery of Assets	-	5,930
7.03	Gross value added	311	32,774
7.04	Retentions	-8,708	-9,508
7.04.01	Depreciation and amortization	-8,708	-9,508
7.05	Net value added produced by the Company	-8,397	23,266
7.06	Value added received on transfer	-27,289	29,816
7.06.01	Income from equity method investments	-35,159	13,194
7.06.02	Financial income	7,870	16,622
7.07	Total value added to be distributed	-35,686	53,082
7.08	Value added distribution	-35,686	53,082
7.08.01	Personnel and payroll charges	28,209	30,866
7.08.01.01	Direct remuneration	28,209	30,866
7.08.02	Taxes and contributions	17,203	23,046
7.08.02.01	Federal	17,203	23,046
7.08.03	Compensation – Interest	76,019	52,397
7.08.03.01	Interest	74,405	50,253
7.08.03.02	Rent	1,614	2,144
7.08.04	Compensation – Company capital	-157,117	-53,227
7.08.04.03	Net income (Retained losses)	-157,117	-53,227

FOR IMMEDIATE RELEASE - São Paulo, May 09, 2017 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), one of Brazil’s leading homebuilders, today reported financial results for the quarter ended March 31, 2017.

GAFISA REPORTS RESULTS FOR
1Q17

MANAGEMENT COMMENTS AND HIGHLIGHTS

The first quarter of 2017 concludes the separation of the Gafisa and Tenda business units and marks a new cycle of growth for Gafisa as a streamlined, premier homebuilder. The Company is focused on growth opportunities and its operations remain underpinned by a solid business platform.

2017 market conditions remain impacted by the economic recession in Brazil. The combination of political uncertainty since 2015 and an economic slowdown continue to significantly impact the Brazilian real estate market.

Accordingly, in the first quarter we took a conservative approach to development and focused our efforts on inventory reduction. Despite having projects approved and awaiting launch, we decided not to initiate new real estate developments given the macroeconomic environment.

In spite of an unstable political and economic scenario, in 1Q17 the Company achieved improved operational performance versus the same period last year. In addition to higher year-over-year sales, with net sales increasing 75.6% to R$117.4 million, a subsequent quarterly highlight was the reduction in the volume of dissolutions by nearly 30.6%.

In keeping with improved operational performance compared to 2016, the volume of dissolutions decreased year-over-year to R$118.2 million in 1Q17 versus R$170.3 million in 1Q16. Dissolutions totaled R$100.0 million in 4Q16. While the level of dissolutions improved in recent quarters, they continue to be impacted by current market conditions and the solid volume of projects delivered during the past 21 months.

Improvement in the level of dissolutions remains slow, limited by the broader environment of economic recession in Brazil. In 1Q17, three projects were delivered comprising 610 units, or R$265.1 million in PSV.

Following the solid performance of projects launched at the end of 2016, Gafisa commenced 2017 focused on the sale of remaining units. As a result, 68.9% of 1Q17 gross sales comprised products launched prior to 2015. Due to the higher volume of dissolutions relating to legacy projects, net sales remain concentrated in more recent projects, thus impacting the segment’s revenue. Accordingly in 1Q17, and given the absence of new projects, Gafisa’s SoS reached 6.7%.

The Company’s SoS continue to improve over the past year, and were 34.5% higher year-on-year in 1Q17, underscoring the turnaround in Gafisa’s operations and the expectation of improved financial results in the medium term.

Cash management has remained a key area of focus in recent quarters. In 1Q17, the volume of transfers reached R$101.8 million, despite the low volume of deliveries, reflecting appropriate controls and operating efficiencies at Gafisa. Even with current credit restrictions, Gafisa has maintained an efficient transfer process, contributing to 1Q17 cash generation.

Given this transfer performance and conservative cash management strategy, operating cash generation totaled R$95.5 million, contributing to solid cash generation in the first quarter of 2017.

                Despite initial signs of stability in the market and the Company’s improved operating performance in the period, it will take time for better operating performance to be reflected in financial results, which remain pressured by inventory sales, the overall level of dissolutions and the impact of the economic recession on product pricing. The expectation of improved political and economic conditions over the coming quarters, combined with an anticipated upturn in the middle and upper income segments, should allow for a gradual recovery in the Company’s financial results, particularly in the second half of 2017.

In view of these factors, we plan to maintain a conservative approach in 2017, keeping our focus on inventory reduction and seeking to balance the placement of new products in the market, prioritizing those with higher liquidity to achieve an appropriate level of sales and profitability.

                Given the volume of dissolutions related to legacy projects, net sales remained concentrated in more recent projects. In addition, slower building progress impacted the segment’s revenues. Net sales decreased 48% to R$136.5 million in 1Q17 from 4Q16 and were down 20% year-over-year.

 Gafisa remains focused on the optimization of its cost and expense structure. Accordingly, selling, general and administrative expenses decreased 29.4% compared to 4Q16. The Company is committed to keeping its expense structure in line with the current market scenario, and is confident the recent redesign of its operating structure will accommodate a new cycle of market growth with greater efficiency and speed.

As a result of the factors mentioned above, Gafisa is reporting a net loss of R$126.1 million, versus a net loss of R$64.1 million in 1Q16, excluding Alphaville equity income and the impact of Tenda transaction.

In 1Q17, given the deconsolidation of Tenda, Gafisa’s Shareholders’ Equity was impacted on a non-cash basis, and the Net Debt/Shareholders’ Equity ratio reached 86.6%. It is worth mentioning that with the conclusion of Tenda’s operations, Gafisa received approximately R$219.5 million in new funds in the beginning of May, enabling the Company to reduce leverage and providing a greater liquidity cushion. In addition, the Company will receive an additional R$100.0 million to be included in cash until the end of 2019.

Conservative cash management is a key area of management focus, and given good operating cash generation in the period, net cash generation was positive at R$33.2 million in 1Q17. Management expects cash generation to continue to improve in 2017 amid a gradual improvement in operating performance and capital discipline.

The conclusion of Gafisa’s strategic repositioning reflects the completion of the final measures to separate the Tenda and Gafisa business units, resulting in a homebuilder with a more balanced and streamlined operating structure that will leverage its brand strength and reputation in the middle and upper income segments in São Paulo and Rio de Janeiro.

Based on a streamlined business model, solid operating platform and strong brand recognition, Gafisa is well positioned to capture an upswing in economic growth and conditions in the Brazilian real estate market. The environment still poses challenges, but we are confident that our strategic positioning and the experience of our team will strongly position us to capitalize on new business opportunities in the future.

                We maintain a cautious approach in 2017. While we seek to balance the placement of new products in the market and remain focused on inventory sales, Gafisa is also prepared to capitalize on an improvement in industry market conditions and a recovery in economic activity.

The Management

STANDARDIZED QUARTERLY FINANCIAL RESULTS FOR 1Q17

In accordance with the Material Fact issued December 14, 2016, informing on the signing of an agreement to sell up to 30% of shares issued by Tenda, and in line with CPC 31 - Non-Current Asset Held for Sale and Income from Discontinued Operation - the financial information presented in this report reflects the recording of Tenda as a discontinued operation. In the case of the Income Statement, the results for the quarter ended March 31, 2016 were also restated for comparability purposes and the result is presented in a single line (Discontinued Operation Result). With respect to the balance sheet, the information related to Tenda is presented in single lines, both under assets and liabilities.

FINANCIAL RESULTS

▪  Operating cash generation totaled R$95.5 million in 1Q17, with net cash generation in the quarter of R$33.2 million.

  Gafisa’s 1Q17 net revenue recognized by the “PoC” method was R$136.5 million, a decrease of 20.1% year-on-year and of 48.2% from the previous quarter.
  Adjusted gross profit for 1Q17 was R$20.8 million compared to a gross profit of R$54.7 million in 4Q16 and R$36.0 million recorded in the past year. Based on the same criteria, adjusted gross margin reached 15.2%, compared to a negative margin in 4Q16 and 21.0% in 1Q16.
  Adjusted EBITDA was negative R$47.3 million in 1Q17, up from negative R$160.2 million in 4Q16 and down from a positive result of R$12.2 million in 1Q16.
  Net income, excluding Alphaville equity income and the effects of Tenda’s transaction, was negative R$126.1 million in 1Q17 compared to a net loss of R$134.1 million in 4Q16 and a net loss of R$64.1 million in 1Q16.

OPERATIONAL RESULTS

▪  Consolidated sales over supply (SoS) reached 6.7% in 1Q17 compared to 16.8% in 4Q16 and 3.3% in 1Q16. On a trailing 12-month basis, Gafisa’s SoS was 34.5%.

▪  Consolidated inventory at market value decreased 7.1% q-o-q to R$1.6 billion.

▪  Net pre-sales totaled R$117.4 million in 1Q17, an increase of 75.6% from the R$66.8 million recorded in 1Q16.

▪  Throughout the first quarter, the Company delivered 3 projects/phases, totaling 610 units, accounting for R$265.1 million in PSV.

RECENT EVENTS

CONCLUSION OF THE SEPARATION OF THE GAFISA AND TENDA UNITS

The Company started working on the separation of the Gafisa and Tenda business units in 2014. In 4Q16, Gafisa initiated Tenda’s secondary tender offer, which did not materialize due to the turbulent market environment, and instead culminated in the sale of up to 30% of Tenda’s shares to the private equity firm Jaguar Growth Asset Management, LLC, at the price of R$8.13 per share. As part of this agreement, Gafisa’s shareholders, through the exercise of their preemptive rights to acquire Tenda’s shares at the same price per share determined in the transaction, had the opportunity in March to acquire up to 50% of Tenda’s shares held thereby, including an additional 20% related to Jaguar's offer.

As part of the agreement with Jaguar, Gafisa, as Tenda’s shareholder, approved on December 14, 2016 a capital reduction of R$100.0 million, without cancelling the shares and refunding the total amount to Gafisa, payable until December 31, 2018 and the remaining balance until December 31, 2019, with possibility of anticipation due to the cash flow performance. Thus, the potential cash receipt for Gafisa from the transaction is R$319.6 million.

PREEMPTIVE RIGHTS

Last March, Gafisa offered its shareholders the preemptive right, at the proportion of their respective equity interest, to acquire up to 50% of the capital stock of Tenda for R$8.13 per share. All those registered as the Company’s shareholders as of March 16, 2017 were eligible to the Preemptive Right (after-hours trading).

With the sale of all preemptive rights, Gafisa incorporated a total of R$219.6 million in new funding available to the Company. Tenda shares related to the subscription of the preemptive right were delivered to shareholders on May 04, 2017, the date when they started trading at B3.

CAPITAL REDUCTION

At the Extraordinary Shareholders’ Meeting held on February 20, 2017, Gafisa’s shareholders approved Gafisa’s capital reduction, through which one Tenda common share was delivered to the Company’s shareholders for each Gafisa common share they held after the reverse split, excluding the treasury shares, which corresponded to 50% of Tenda's shares. It is worth mentioning that, pursuant to prevailing laws, the capital reduction observed the 60-day term for creditors disagreement, as of the date of the meeting. It is also worth noting that, pursuant to prevailing laws, after observing the 60-day term for creditors’ disagreement, the capital reduction was confirmed on April 24, and released via Notice to the Market. Thus, shareholders holding Gafisa shares in their custody on April 27, 2017 (after the close of the trading session), received the corresponding shares of Tenda, also on May 04, 2017.

OPERATING RESULTS

Launches and Pre-Sales

Gafisa commenced 2017 focused on the sale of inventory units. Accordingly, no new developments were started in the first quarter. Although several projects were approved and ready for launch, the Company chose to pursue a more conservative stance in view of current macroeconomic conditions and also due to the impact of seasonality in the period.

Table 1. Gafisa Launches and Sales (R$ thousand)

	1Q17	4Q16	Q/Q (%)	1Q16	Y/Y (%)
Launches	-	299,417	-	80,104	-
Net Pre-Sales	117,398	355,771	-67%	66,842	76%
Sales over Supply (SoS)	6.7%	16.8%	-1,010 bps	3.3%	340 bps

Net Pre-Sales

Gross sales in the 1Q17 totaled R$235.6 million, with dissolutions reaching R$118.2 million, resulting in R$117.4 million of net pre-sales, up 75.6% compared to the prior year period.

In 1Q17, the Company concentrated its efforts on the sale of existing units. As a result, approximately 54% of net sales in the period were related to projects launched prior to the end of 2014, resulting in an improvement in the segment's inventory profile. Dissolutions, in turn, were concentrated in projects launched prior to 2013, which had higher work evolution, and accordingly, a greater impact on revenue recognition and margin structure.

In the quarter, Gafisa’s SoS reached 6.7%, compared to 3.3% in the year-ago period and 16.8% in 4Q16. Of the 245 Gafisa segment units cancelled and returned to inventory during the quarter, 46.9% or 115 units were resold during the same period.

Sales over Supply (SoS)

The Company’s SoS for the last twelve months reached 34.5% compared to 28.9% in 1Q16, as a result of the good sales performance in the second half of 2016. In the quarter, SoS doubled y-o-y, totaling 6.7% compared to 3.3% in 1Q16. SoS for the last 12 months continues to show consistent improvement, reaching 34.5% at the end of 1Q17, even without the benefit of launches in the quarter.

Dissolutions

The macroeconomic uncertainty and economic recession observed since 2015 have directly impacted consumer confidence and, accordingly, the level of dissolutions. Given this backdrop, the reduction in the level of dissolutions has been incremental. In addition, seasonality typical of the first quarter meant the volume of dissolutions in the 1Q17 reached R$118.2 million, the lowest level for a first quarter since 2014.

Total dissolutions in the quarter represent 245 Gafisa cancelled units, out of which 115 units, representing R$45.0 million (38%), were resold within the period.

Over the last three years, the Company has been working on initiatives to strengthen the credit review component of its sale process. In doing so, the Company intends to reduce the level of dissolutions throughout the construction and delivery cycle. A comprehensive credit review at the time of sale has generated a more efficient process of transferring Gafisa customers to financial institutions, even amid an unfavorable economic environment. For example, only 9.5% of those who asked for transfers in 1Q17 were rejected by the bank’s credit analysis (i.e. out of the 305 units asking for transfers, only 29 were not accepted).

Inventory (Property for Sale)

Gafisa is maintaining its focus on inventory reduction initiatives. Projects launched prior to the end of 2015 represented 45.5% of net sales in the period.

The market value of inventory decreased by 7.1% q-o-q and 13.3% y-o-y to R$1.6 billion. The reduction reflects the sale of units in the period, and price adjustments on some projects in inventory, in keeping with current market conditions.

Table 2 – Inventory at Market Value (R$ 000)

	Inventories EoP 4Q16	Launches	Dissolutions	Gross Sales	Adjustments[1]	Inventories EoP 1Q17	Q/Q(%)
São Paulo	1,368,639	-	98,550	(197,787)	4,316	1,273,718	-7.0%
Rio de Janeiro	344,603	-	16,112	(28,733)	(17,860)	314,122	-8.8%
Other Markets	46,919	-	3,551	(8,091)	6,049	48,428	3.2%
Total	1,760,161	-	118,213	(235,611)	(7,495)	1,635,268	-7.1%

¹ Adjustments reflect the updates related to the project scope, launch date and pricing update in the period.

In regards to Gafisa’s inventory, approximately 54% or R$880.7 billion is concentrated in projects to be delivered after 1Q18 and will not significantly increase the segment’s inventory of finished units in the short term. This component of inventory comprised R$588.4 million in 1Q17, or 36% of the total.

Commercial projects account for 57.9% of Gafisa’s total volume of finished projects. This reflects not only the high volume of commercial projects delivered during the last 24 months, but also low liquidity on these projects at present.

Inventory from projects launched outside core markets, which is comprised exclusively of finished units, represented R$46.9 million or 2.7% of total inventory, a decrease of 35.5% when compared to R$72.7 million in 1Q16. The Company estimates that through the beginning of 2018, it will have monetized a large portion of its inventory in non-core markets, based on the strong sales observed in these markets over the past few quarters.

Table 3 – Inventory at Market Value- Work Status - POC (R$ 000)

	Not Initiated	Up to 30% built	30% a 70% built	More than 70% built	Finished Units	Total 4Q16
São Paulo	-	33,423	843,394	102,442	293,459	1,272,718
Rio de Janeiro	-	5,349	-	62,243	246,530	314,122
Other Markets	-	-	-	-	48,428	48,428
Total	-	38,772	843,394	164,685	588,417	1,635,268

1) Inventory at market value includes projects in partnership. This index is not comparable to the accounting inventory, due to the implementation of new accounting practices on behalf of CPCs 18, 19 and 36.

Inventory Delivery Schedule

Landbank

The Company’s landbank, with a PSV of R$4.8 billion, represents 38 potential projects/phases, and corresponds to nearly 10.9 thousand units. 62% of potential projects/phases are located in São Paulo and 38% are located in Rio de Janeiro. The largest portion of land acquired through swap agreements is located in Rio de Janeiro, bringing the total percentage of land acquired through swaps to 59%.

Table 4 - Landbank (R$ 000)

	PSV (% Gafisa)	% Swap Total	% Swap Units	% Swap Financial	Potential Units (% Gafisa)	Potential Units (100%)
São Paulo	3,019,766	48.8%	48.8%	0.0%	6,811	7,888
Rio de Janeiro	1,783,749	72.5%	72.5%	0.0%	2,535	3,021
Total	4,803,515	59.3%	59.3%	0.0%	9,346	10,909

1) The swap percentage is measured compared to historical cost of land acquisition.

2) Potential units are net of swaps and refer to the Gafisa’s and/or its partners’ stake in the project.

Table 5 - Changes in the Landbank (4Q16 x 1Q17 - R$ 000)

	Initial Landbank	Land Acquisition	Launches	Dissolutions	Adjustments	Final Landbank
São Paulo	3,019,766	-	-	-	-	3,019,766
Rio de Janeiro	1,819,493	-	-	-	(35,744)	1,783,749
Total	4,839,259	-	-	-	(35,744)	4,803,515

In 1Q17, the Company did not acquire new landbank. The quarterly adjustments reflect updates related to project scope, expected launch date and other adjustments to landbank in the period.

Gafisa Vendas

Gafisa Vendas, the Company’s independent sales unit, with operations in São Paulo and Rio de Janeiro, accounted for 59% of gross sales in 1Q17. Gafisa Vendas currently has a team of 435 highly trained, dedicated consultants, in addition to an online sales force.

Delivered Projects

During 1Q17, 3 projects totaling 610 units were delivered, accounting for R$265.1 million in PSV. Currently, Gafisa has 17 projects under construction, all of which are on schedule according to the Company’s business plan.

Transfers

Over the past few years, the Company has been taking steps to improve the performance of its receivables/transfer process, in an attempt to achieve higher rates of return on invested capital. Currently, the Company’s strategy is to transfer 90% of eligible units in a 90-day period after the delivery of the project. In accordance with this policy, transfers totaled R$101.7 million in PSV in the first quarter.

Table 6 – Breakdown of Delivered Projects (R$000 and %)

	1T17	4T16	T/T (%)	1T16	A/A (%)
PSV Transferred ¹	101,744	136,608	-26%	110,023	-8%
Delivered Projects	3	3	-	2	50%
Delivered Units	610	416	47%	191	219%
Delivered PSV²	265,058	292,376	-9%	104,842	153%

1) PSV refers to potential sales value of the units transferred to financial institutions.

2) PSV = Potential sales value of delivered units.

FINANCIAL RESULTS

Revenue

1Q17 net revenues totaled R$136.5 million, down 20.1% y-o-y and 48.2% q-o-q. 1Q17 revenues were impacted by the mix of net sales, with a higher concentration of sales from the most recent launches, and consequently lower revenue recognition, as well as a higher provision for dissolutions, reducing gross revenue by R$4.1 million.

In the quarter, 100% of revenues derived from projects located in Rio de Janeiro and São Paulo. The table below provides additional details.

Table 7 – Revenue Recognition (R$ 000)

	1Q17				1Q16
Launches	Pre-Sales	% Sales	Revenue	% Revenue	Pre-Sales	% Sales	Revenue	% Revenue
2016	21,280	18%	12,511	9%	8,187	12%	-	-
2015	33,268	28%	43,752	32%	48,099	72%	29,218	17%
2014	43,737	37%	58,999	43%	19,578	29%	70,682	41%
2013	14,002	12%	16,185	12%	27,252	41%	54,485	32%
≤ 2012	5,511	4%	5,092	4%	(36,274)	-54%	16,598	10%
Total	117,398	100%	136,538	100%	66,842	100%	170,982	100%
SP + RJ	112,858	96%	137,841	101%	59,240	89%	168,668	99%
Other Markets	4,540	4%	(1,302)	-1%	7,602	11%	2,314	1%

Gross Profit & Margin

Gafisa's adjusted gross income in 1Q17 was R$20.8 million, down from R$54.7 million in 4Q16 and from R$36.0 million in the previous year. In this first quarter, the main impacts on gross income were: (i) lower revenues due to the sales mix; (ii) volume of dissolutions, as a result of the economic environment; (iii) higher level of provision for dissolutions, with a net effect of R$4.1 million; and (iv) a still weak market environment, impacting pricing and sales volumes.

In addition to the factors mentioned before, gross margin in 1Q17 also reflects the accounting impact of increased financial costs in recently launched projects (2S16) which recorded good sales speed. In these projects, the suspensive clause - reflecting the accounting conventions which recognize financial costs in line with the percentage sold, and not in line with the work-in-progress evaluation according to the PoC method - was effective within the period.

Excluding these financial impacts, adjusted gross margin was 15.2% in the quarter, versus 20.7% in 4Q16 and 21.0% in the previous year.

Details of Gafisa's gross margin breakdown in 1Q17 are presented below.

Table 8 – Gross Margin (R$ 000)

	1Q17	4Q16	Q/Q (%)	1Q16	Y/Y (%)
Net Revenue	136,539	263,817	-48%	170,982	-20%
Gross Profit	(17,167)	(144,018)	-88%	3,456	-597%
Gross Margin	-12.6%	-54.6%	4,200 bps	2.0%	-1,460 bps
(-) Financial Costs	37,975	38,792	-2%	32,523	17%
Adjusted Gross Profit¹	20,808	(105,228)	-120%	35,979	-42%
Adjusted Gross Margin¹	15.2%	-39.9%	-5,510 bps	21.0%	-580 bps
(-) Inventory and Landbank Adjustments²	-	159,931	-	-	-
Recurring Adjusted Gross Profit¹ ²	20,808	54,703	-62%	35,979	-42%
Recurring Adjusted Gross Margin¹ ²	15.2%	20.7%	-550 bps	21.0%	-580 bps

1) Adjusted by capitalized interests.

2) Pricing adjustments to inventory units, related to current market prices level and to historical cost update at market value in some lots of our landbank.

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$46.4 million in 1Q17, down 29.4% q-o-q and up 6.1% q-o-q.

Selling expenses decreased 42.7% when compared to 4Q16 and increased 13.8% y-o-y, due to higher sales in the period and also current market conditions requiring higher sales and marketing investments to stimulate demand.

G&A expenses totaled R$27.4 million in the quarter, a 15.8% sequential reduction and stable compared to 1Q16.

It should be noted that over the last two quarters the Company has made an effort to adapt its personnel structure to the current market environment. Due to related severance costs, the full benefit of this adjustment will become apparent as of the second half of 2017.

The rightsizing of the SG&A structure reflects the Company's commitment to improved operational efficiency, allowing for an appropriate level of costs and expenses. The Company will continue to strive to maintain an efficient cost structure, and expects the recent redesign of its operational structure to better reflect the new cycle of market development.

Table 9 – SG&A Expenses (R$ 000)

	1Q17	4Q16	Q/Q (%)	1Q16	Y/Y (%)
Selling Expenses	(19,056)	(33,254)	-43%	(16,746)	14%
G&A Expenses	(27,369)	(32,515)	-16%	(27,002)	1%
Total SG&A Expenses	(46,425)	(65,769)	-29%	(43,748)	6%
Launches	-	299,417	-	80,104	-
Net Pre-sales	117,398	355,771	-67%	66,842	76%
Net Revenue	136,539	263,817	-48%	170,982	-20%

Other Operating Revenues/Expenses reached R$19.7 million in 1Q17, compared with R$30.9 million in the previous quarter. The strong volume of deliveries over the past four years, reflecting the delivery of delayed projects in non-core regions, led to an increase in the level of contingencies.

The Company continues to be proactive in mitigating risks associated with potential contingencies. As a result, the Gafisa segment continues to concentrate its operations only in the metropolitan regions of São Paulo and Rio de Janeiro. This strategic geographic positioning, combined with improved internal processes, is expected to result in fewer future legal claims and a subsequent decrease in the amount of expenses related to contingencies in the following years. The table below contains more details on the breakdown of this expense.

Table 10 – Other Operating Revenues/Expenses (R$ 000)

	1Q17	4Q16	Q/Q (%)	1Q16	Y/Y (%)
Litigation Expenses	(16,736)	(26,255)	-36%	(15,804)	6%
Other	(2,966)	(4,683)	-37%	1,228	-342%
Total	(19,702)	(30,938)	-36%	(14,576)	35%

Adjusted EBITDA

Adjusted EBITDA was negative R$47.3 million in the quarter, compared with negative EBITDA of R$160.2 million in 4Q16 and negative EBITDA of R$12.2 million 1Q16.Adjusted EBITDA in 1Q17 was mainly impacted by the following factors: (i) lower level of revenue due to the sales mix; and (ii) lower gross income in the quarter, as a result of the current market environment. It is worth noting that Gafisa's adjusted EBITDA does not consider the impact of the result from discontinued operations (Tenda) and the effect of Alphaville's equity income.

Table 11 -  Adjusted EBITDA (R$ 000)

	1Q17	4Q16	Q/Q (%)	1Q16	Y/Y (%)
Net Income	(49,397)	(999,308)	-95%	(53,227)	-7%
Discontinued Operation Result ¹	107,720	(683,360)	-	-	-
Inventory and landbanks Adjustments²	-	(159,931)	-	-	-
Adjusted Net Income¹ ²	(157,117)	(156,017)	16%	(53,227)	195%
(+) Financial Results	28,560	15,582	83%	1,108	2,478%
(+) Income Taxes	1,346	67,785	-98%	5,990	-78%
(+) Depreciation & Amortization	8,708	10,560	-18%	9,508	-8%
(+) Capitalized interests	37,975	38,792	-2%	32,523	17%
(+) Expense w Stock Option Plan	2,128	1,313	62%	1,891	13%
(+) Minority Shareholders	50	(171)	-129%	876	-94%
(-) AUSA Income Effect	31,024	21,892	42%	(10,880)	-385%
Recurring Adjusted EBITDA³	(47,326)	(264)	-70%	(12,211)	288%
(+) Inventory and Landbanks Adjustments²	-	(159,931)	-	-	-
Adjusted EBITDA[4]	(47,326)	(160,195)	-921%	(12,211)	288%
Net Revenue	136,539	263,817	-48%	170,982	-20%
Recurring Adjusted EBITDA Margin	-34.7%	-0.1%	2,606 bps	-7.1%	-2,752 bps
Adjusted EBITDA Margin	-34.7%	-60.7%	-2,606 bps	-7.1%	-2,752 bps

1) Sale of Tenda shares;
2) Pricing adjustments to inventory units, related to current market prices level and to historical cost update at market value in some lots of our landbank;
3) Adjusted by notes 1 and 2, by expense with stock option plan (non-cash) and minority shareholders. EBITDA does not consider Alphaville's equity income;
4) Adjusted by expense with stock option plan (non-cash) and minority shareholders. EBITDA does not consider Alphaville's equity income.

Depreciation and Amortization

Depreciation and amortization reached R$8.7 million in 1Q17, down 17.5% from 4Q16 and 8.4% in the year-on-year comparison, due to the lower volume of operations in the period.

Financial Result

1Q17 net financial result was negative R$28.6 million, compared to negative R$15.6 million in 4Q16, and R$1.1 million in 1Q16. Financial revenues were down 52.7% year-on-year, totaling R$7.9 million, due to the lower balance of funds available in the period. Financial expenses, in turn, reached R$36.4 million, compared to R$17.7 million in 1Q16, as a result of the accounting impact of the incorporation of the balance of interests, as principal, due to the repricing of SFH debts over the last months.

Taxes

Income taxes, social contribution and deferred taxes for 1Q17 amounted to an expense of R$1.3 million, lower than the 4Q16, which had been impacted by R$90.3 million from the reversal of tax credits previously recorded, reflecting the impact of the Tenda’s discontinued operations. Y-o-Y, income tax, social contribution taxes expense was down 80.6%, reflecting the Company’s current operating cycle.

Net Income

The Company ended 1Q17 with a net loss of R$126.1 million, excluding Alphaville's equity income and the impacts of Tenda’s transaction, lower than the net loss of R$134.1 million in 4Q16, and higher than the negative net result of R$64.1 million in 1Q16.

The quarter’s results were impacted by: (i) higher level of dissolutions, due to the economic environment; (ii) lower level of revenues due to the sales mix, which limited the dilution of costs and the expense structure; and (iii) the negative effect on financial income related to the accounting impact of the repricing of SFH debts.

Table 12 – Net Income (R$ 000)

	1Q17	4Q16	Q/Q (%)	1Q16	Y/Y (%)
Net Revenue	136,539	263,817	-48%	170,982	-20%
Gross Profit	(17,167)	(144,018)	-88%	3,456	-597%
Gross Margin	-12.6%	-54.6%	4,200 bps	2.0%	-1,460 bps
Inventory and Landbanks Adjustments¹	-	(159,931)	-	-	-
Recurring Adjusted Gross Profit¹	20,808	54,703	-120%	35,979	-42%
Recurring Adjusted Gross Margin²	15.2%	20.7%	-550 bps	21%	-580 bps
Recurring Adjusted EBITDA³	(47,326)	(264)	-17827%	(12,211)	288%
Recurring Adjusted EBITDA Margin	-34.7%	-0.1%	-3,460 bps	-7.1%	-2,760 bps
Income from Discontinued Operation[4]	107,720	(683,360)	-	-	-
Recurring Adjusted Net Income[5]	(157,117)	(156,017)	1%	(53,227)	195%
( - ) Equity income from Alphaville	(31,024)	(21,892)	42%	10,880	-385%
Adjusted Net Income (ex-AUSA)	(126,093)	(134,125)	-6%	(64,107)	97%

1) Pricing adjustments to inventory units, related to current market prices level and to historical cost update at market value in some lots of our landbank;
2) Adjusted by note 1 and by capitalized interests;
3) Adjusted by notes 1 and 2, by expense with stock option plan (non-cash) and minority shareholders. EBITDA does not consider Alphaville's equity income;
4) Sale of Tenda shares.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method totaled R$177.8 million in 1Q17. The consolidated margin was 36.3% in the quarter, compared to 37.4% posted in 1Q16.

It is worth mentioning the recovery in backlog in recent quarters, impacted in this 1Q17 by the absence of launches and the seasonality of sales in the period, but also reflecting the good sales performance of launches at the end of 2016, signaling a positive operational outlook.

Table 13 – Backlog Results (REF) (R$ 000)

	1Q17	4Q16	Q/Q (%)	1Q16	Y/Y (%)
Backlog Revenues	490,329	505,591	-3%	427,365	15%
Backlog Costs (units sold)	(312,503)	(315,061)	-1%	(267,395)	17%
Backlog Results	177,826	190,030	-7%	159,970	11%
Backlog Margin	36.3%	37.7%	-140 bps	37.4%	-110 bps

1) Backlog results net of PIS/COFINS taxes (3.65%), and excluding the impact of PVA (Present Value Adjustment) method according to Law 11.638.

2) Backlog results comprise the projects restricted by condition precedent.

In accordance with the Material Fact issued December 14, 2016, informing on the signing of an agreement to sell up to 30% of shares issued by Tenda, and in line with CPC 31 - Non-Current Asset Held for Sale and Income from Discontinued Operation - the financial information presented in this report reflects the recording of Tenda as a discontinued operation. In the case of the Income Statement, the results for the quarter ended March 31, 2016 were also restated for comparability purposes and the result is presented in a single line (Discontinued Operation Result). With respect to the balance sheet, the information related to Tenda is presented in single lines, both under assets and liabilities.

BALANCE SHEET

Cash and Cash Equivalents and Securities

On March 31, 2017, cash and cash equivalents and marketable securities totaled R$236.9 million, down 6.4% from December 31, 2016.

Receivables

At the end of 1Q17, total accounts receivable totaled R$1.4 billion, a decrease of 15.3% compared to R$1.7 billion in 1Q16, taking into consideration only Gafisa receivables.

Currently, the Company has approximately R$444.7 million in accounts receivable from finished units.

Table 14. Total Receivables (R$ 000)

	1Q17	4Q16	Q/Q (%)	1Q16	Y/Y (%)
Receivables from developments (off balance sheet)	508,904	525,159	-3%	443,555	15%
Receivables from PoC- ST (on balance sheet)	665,071	722,640	-1%	899,525	-21%
Receivables from PoC- LT (on balance sheet)	241,563	271,322	-11%	328,097	-26%
Total	1,415,538	1,519,121	-4%	1,671,177	-12%

Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method.

Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP.

Receivables from PoC: accounts receivable already recognized according to PoC and BRGAAP.

Cash Generation

Operating cash totaled R$95.5 million in 1Q17, reflecting: (i) higher level of revenue related to sales in the quarter; (ii) less financial disbursement in line with the development of landbank, and; (iii) lower volume of construction and greater efficiency in the process, leading to lower cash disbursements. Operating cash flow resulted in strong net cash generation of R$33.2 million in the 1Q17.

Table 15. Cash Generation (R$ 000)

	4Q16	1Q17
Availabilities[2]	253,180	236,934
Change in Availabilities[2] (1)	(102,210)	(16,246)
Total Debt + Investor Obligations	1,638,804	1,589,312
Change in Total Debt + Investor Obligations (2)	(214,951)	(49,492)
Other Investments	237,109	237,109
Change in Other Investments (3)	17,654	-
Cash Generation in the period (1) - (2) + (3)	130,396	33,246
Cash Generation Final	70,044	33,246

1) The 4Q16 data refer only to the final balance of the period in order to assist in the reconciliation of the balance changes in 2016.

2) Cash and cash equivalents, and marketable securities.

Liquidity

At the end of March 2017, the Company’s Net Debt/ Shareholders’ Equity ratio reached 86.6% compared to 71.8% in the previous quarter, reflecting the allocation of Tenda as Asset Held for Sale, and the additional impact on Shareholder’s Equity in this quarter related to the conclusion of the separation process (Gafisa and Tenda). Excluding project finance, the Net Debt/ Shareholder’s Equity ratio was 4.5%.

At the end of the 1Q17, the Company’s gross debt reached R$1.6 billion, stable q-o-q and down 28.0% y-o-y. In the quarter, the Company amortized R$151.0 million in debt, of which R$132.2 million was project finance and R$18.8 million corporate debt. In the same period, R$92.5 million was disbursed, allowing for a net amortization of R$58.5 million.

Table 16. Debt and Investor Obligations (R$ 000)

	1Q17*	4Q16*	Q/Q(%)	1Q16	Y/Y (%)
Debentures - FGTS (A)	311,202	302,363	3%	672,793	-54%
Debentures – Working Capital (B)	140,485	148,905	-6%	186,295	-25%
Project Financing SFH – (C)	970,370	1,022,038	-5%	1,187,049	-18%
Working Capital (D)	165,256	164,261	1%	154,495	37%
Total (A)+(B)+(C)+(D) = (E)	1,587,313	1,637,567	-3%	2,200,632	-28%
Investor Obligations (F)	1,999	1,237	62%	6,482	-69%
Total Debt (E)+(F) = (G)	1,589,312	1,638,804	-3%	2,207,114	-28%
Cash and Availabilities (H)	236,934	253,180	-6%	792,076	-70%
Net Debt (G)-(H) = (I)	1,352,378	1,385,624	-2%	1,415,038	-4%
Equity + Minority Shareholders (J)	1,562,141	1,930,453	-19%	3,046,284	-49%
(Net Debt) / (Equity) (I)/(J) = (K)	86.6%	71.8%	1.479 bps	46.5%	4.012 bps
(Net Debt – Proj Fin) / Equity (I)-((A)+(C))/(J) = (L)	4.0%	3.2%	80 bps	-14.6%	1.860 bps

*Considers only Gafisa.

1) Cash and cash equivalents and marketable securities.

The Company ended 1Q17 with R$987.5 million in total debt maturing in the short term. It should be noted, however, that 80.6% of this volume relates to debt linked to the Company's projects. Currently, the average cost of consolidated debt is 12.90% p.y., or 115.93% of the CDI.

Table 19. Debt Maturity

(R$ 000)	Average Cost (p.y.)	Total	Until dec/17	Until Dec/18	Until Dec/19	Until Dec/20	After Dec/20
Debentures - FGTS (A)	TR + 10.38%	311,202	311,202	-	-	-	-
Debentures – Working Capital (B)	CDI + 1,.0% / IPCA + 8.22%	140,485	24,115	94,752	21,618	-	-
Project Financing SFH (C)	TR + 8.33% - 14% / 120.0% - 129.0% CDI	970,370	560,735	283,257	103,111	21,492	1,775
Working Capital (D)	CDI + 3.00% / CDI + 0.59% / 125.0% CDI	165,256	89,417	50,056	25,783	-	-
Total (A)+(B)+(C)+(D) = (E)		1,587,313	985,469	428,065	150,512	21,492	1,775
Investor Obligations (F)	CDI + 0.59%	1,999	1,999	-	-	-	-
Total Debt (E)+(F) = (G)		1,589,312	987,468	428,065	150,512	21,492	1,775
% of Total Maturity per period Project debt maturing as % of total debt ((A)+ (C))/(G) Corporate debt maturing as % of total debt ((B)+(D)+(F))/(G)		-	62.1%	26.9%	9.5%	1.4%	0.1%
		-	88.3%	28.7%	10.4%	2.2%	0.2%
		-	11.7%	33.8%	31.5%	46.7%	0.0%
Ratio Corporate Debt / Mortgage		19.4% / 80.6%

IMPACTS OF TENDA OPERATION

Summary

The Company started working on the separation of the Gafisa and Tenda business units in 2014. In 4Q16, Gafisa initiated Tenda’s secondary tender offer, which did not materialize due to the turbulent market environment, and instead culminated in the sale of up to 30% of Tenda’s shares to the private equity firm Jaguar Growth Asset Management, LLC, at the price of R$8.13 per share. As part of this agreement, Gafisa’s shareholders, through the exercise of their preemptive rights to acquire Tenda’s shares at the same price per share determined in the transaction, had the opportunity in March to acquire up to 50% of Tenda’s shares held thereby, including an additional 20% related to Jaguar's offer.

As part of the agreement with Jaguar, Gafisa, as Tenda’s shareholder, approved on December 14, 2016 a capital reduction of R$100.0 million, without cancelling the shares and refunding the total amount to Gafisa, payable until December 31, 2018 and the remaining balance until December 31, 2019, with possibility of anticipation due to the cash flow performance. Thus, the potential cash receipt for Gafisa from the transaction is R$319.6 million.

In view of the aforementioned, and pursuant to prevailing laws and accounting practices, the execution of such agreement gave rise to several accounting impacts on 4Q16 and 1Q17 financial results, as pointed out below:

Tables 18 and 19. Balance Sheet 4Q16 and 1Q17 (R$ 000)

Result after operation effects	4Q16	1Q17
Discontinued Operation Impairment	(610,105)	215,440
Tenda Result	17,065	18,940
Reversal of Deferred Tax Asset	(90,320)	-
Result Discontinued Operation	(683,360)	107,720
Result ex-Discontinued Operation	(315,948)	(157,067)

Balance Sheet after operation effects	4Q16	1Q17
Gross Debt	1,638,804	1,589,312
Cash	253,180	236,934
Net Debt	1,385,624	1,352,378
Shareholders’Equity + Minority	1,930,453	1,562,141
Net Debt / SE	71.8%	86.6%

.

Result after operation effects

Gafisa’s financial result in the last quarter was already impacted by accounting effects generated by the execution of the stock purchase agreement with Jaguar Growth Asset Management, LLC. The total effect amounted to R$680.2 million, and was comprised by the following factors: (i) impairment of R$610.1 million determined by the price per share of Tenda (R$8.13) as referenced in the purchase and sale agreement; and (ii) reversal of R$90.3 million as tax credits, as well as additional elimination effects between accounts in consolidation (R$3.1 million).

In 1Q17, there was an additional impact due to the revaluation of Tenda's fair value, with a positive impact of R$107.7 million (Result of Discontinued Operations). Last March, at the beginning of the trading of the preemptive rights (GFSA11) related to the offering of 50% of Tenda shares, it was necessary to update the reference price initially assigned (R$8.13),  taking into account the average value (R$3,99) of the  preemptive rights during the trading period in the market. As a result, the impairment related to the attributable value of Tenda shares to shareholders' equity had to be positively revalued by R$215.4 million (R$12.12 x 54 million shares).

It is worth mentioning that the adjustment that impacted Gafisa's financial result in 1Q17 ends up being related to only 50% of Tenda's shares derived from the capital reduction, or R$107.7 million, since the remaining 50% (preemptive rights) had a null effect due to the counterparty established in the sale of the shares (preemptive rights) and consequent cash inflow to the Company, which totaled R$ 219.5 million.

Balance sheet after operation effects

The operation of sale of Tenda’s shares, and its classification as “Asset Held for Sale”, impacted Gafisa’s balance sheet in the last two quarters (4Q16 and 1Q17), as follows: (i) reduced cash and cash equivalents to R$236.9 million and gross indebtedness to R$1.6 billion only accounting for Gafisa; and (ii) reduction in shareholders' equity, in the amount of R$219.5 million related to the capital reduction of Gafisa (50% of Tenda), with a distribution effect for shareholders; and an additional R$107.7 million due to the revaluation of the remaining 50% and related to the preemptive rights, thus reducing Gafisa's shareholders' equity to R$1.9 billion in 4Q16 and R$1.5 billion in 1Q17. The effect on the Company's shareholders' equity impacted the leverage level (Net Debt/Shareholders’ Equity), which ended the year (4Q16) at 71.8% and the 1Q17 at 86.6%. We point out this leverage level is temporary, since upon conclusion of the transaction on May 4, Gafisa will have a cash inflow of up to R$319.5 million, being R$219.5 million in the 2Q17, thus reducing its leverage level and underscoring the Company’s conservative cash management.

São Paulo, May 9th, 2017.

Alphaville Urbanismo SA releases its results for the 1st quarter of 2017.

Financial results

In the 1st quarter of 2017, net revenues were R$ 62 million, 74% lower than the same period of 2016, and the net loss was R$ 103 million.

	1Q17	1Q16	1Q2017 vs. 1Q2016
Net Revenue	62	234	-74%
Net Profit/Loss	- 103	34	n/a
Margin	n/a	15%

For further information, please contact our Investor Relations team at ri@alphaville.com.br or +55 11 3038-7164.

Consolidated Financial Statements

	1Q17	4Q16	Q/Q (%)	1Q16	Y/Y (%)
Net Revenue	136,539	263,817	-48%	170,982	-20%
Operating Costs	(153,706)	(407,835)	-62%	(167,526)	-8%
Gross Profit	(17,167)	(144,018)	-88%	3,456	-597%
Gross Margin	-12.6%	-54.6%	4200 bps	2.0%	-1460 bps
Operating Expenses	(109,994)	(153,812)	-28%	(54,639)	101%
Selling Expenses	(19,056)	(33,254)	-43%	(16,746)	14%
General and Administrative Expenses	(27,369)	(32,516)	-16%	(27,002)	1%
Other Operating Revenue/Expenses	(19,702)	(30,938)	-36%	(14,578)	35%
Depreciation and Amortization	(8,708)	(10,560)	-18%	(9,508)	-8%
Equity Income	(35,159)	(46,544)	-24%	13,195	-366%
Operational Result	(127,161)	(297,830)	-57%	(51,183)	148%
Financial Income	7,870	9,945	-21%	16,622	-53%
Financial Expenses	(36,430)	(25,527)	43%	(17,730)	105%
Net Income Before taxes on Income	(155,721)	(313,412)	-50%	(52,291)	198%
Deferred Taxes	-	(90,321)	-100%	964	-100%
Income Tax and Social Contribution	(1,346)	(3,114)	-57%	(6,954)	-81%
Net Income After Taxes on Income	(157,067)	(406,847)	-61%	(58,281)	169%
Continued Op. Net Income	(157,067)	(406,847)	-61%	(58,281)	169%
Discontinued Op. Net Income	107,720	(592,631)	-	5,930	-
Minority Shareholders	50	(170)	-129%	876	-94%
Net Income	(49,397)	(999,308)	-95%	(53,227)	-7%

Consolidated Balance Sheet

	1Q17	4Q16	Q/Q(%)	1Q16	Y/Y(%)
Current Assets
Cash and cash equivalents	23,814	29,534	-19%	143,717	-83%
Securities	213,120	223,646	-5%	648,359	-67%
Receivables from clients	665,071	722,640	-8%	1,328,042	-50%
Properties for sale	1,058,742	1,122,724	-6%	1,958,087	-46%
Other accounts receivable	76,656	106,791	-28%	205,249	-63%
Prepaid expenses and other	6,839	2,548	168%	6,474	6%
Land for sale	3,270	3,306	-1%	100,529	-97%
Disposal group held for sale	1,412,682	1,189,011	19%	-	-
	3,460,194	3,400,200	2%	4,390,457	-21%
Long-term Assets
Receivables from clients	241,563	271,322	-11%	374,614	-36%
Properties for sale	599,046	592,975	1%	706,965	-15%
Other	93,983	93,476	1%	207,555	-55%
	934,592	957,773	-2%	1,289,134	-28%
Intangible. Property and Equipment	47,113	52,205	-10%	120,650	-61%
Investments	764,852	799,911	-4%	979,712	-22%
Total Assets	5,206,751	5,210,089	-	6,779,953	-23%

Current Liabilities
Loans and financing	650,152	669,795	-3%	629,508	3%
Debentures	335,317	314,139	7%	399,744	-16%
Obligations for Purchase of Land and advances from customers	194,283	205,388	-5%	387,339	-50%
Material and service suppliers	68,788	79,120	-13%	80,245	-14%
Taxes and contributions	47,132	51,842	-9%	97,074	-51%
Other	399,735	303,454	32%	481,718	-17%
Distribution of non-cash assets to owners	327,230	-	-	-	-
Liabilities directly associated with disposal group held for sale	653,204	651,812	-	-	-
	2,675,841	2,275,550	18%	2,075,628	29%
Long-term liabilities
Loans and financings	485,474	516,505	-6%	712,036	-32%
Debentures	116,370	137,129	-15%	459,344	-75%
Obligations for Purchase of Land and advances from customers	93,892	90,309	4%	196,441	-52%
Deferred taxes	100,405	100,405	0%	20,175	398%
Provision for Contingencies	84,720	83,904	1%	145,214	-42%
Other	87,908	75,834	16%	124,831	-30%
	968,769	1,004,086	-4%	1,658,041	-32%
Shareholders’ Equity
Shareholders’ Equity	1,553,057	1,928,325	-19%	3,043,671	-49%
Minority Shareholders	9,084	2,128	327%	2,613	248%
	1,562,411	1,930,453	-19%	3,046,284	-49%
Total Liabilities and Shareholders’ Equity	5,206,751	5,210,089	-	6,779,953	-23%

Cash Flow

	1Q17	1Q16
Income Before Taxes on Income and Social Contribution	(48,001)	(40,670)
Expenses/income not affecting working capital	87,419	38,775
Depreciation and amortization	8,708	9,508
Impairment	(7,044)	-
Expense with stock option plan and shares	2,128	1,891
Unrealized interest and financial charges	25,761	25,047
Equity income	35,159	(13,195)
Disposal of fixed asset	-	1,182
Provision for guarantee	(1,601)	(4,102)
Provision for lawsuits	16,736	15,804
Profit Sharing provision	4,237	6,250
Allowance for doubtful accounts and dissolutions	4,141	6,572
Income from financial instruments	(806)	(10,182)
Provision for impairment loss on disposal group held for sale	(215,440)	-
Payable for sale of shares	107,720	-
Clients	75,552	83,617
Properties held for sale	64,955	(44,651)
Other accounts receivable	6,386	(5,606)
Prepaid expenses	(4,291)	432
Obligations on land purchase and advances from clients	(7,522)	(24,626)
Taxes and contributions	(4,710)	(2,385)
Providers	(9,874)	6,772
Salaries and payroll charges	297	1,918
Other liabilities	(9,029)	(19,411)
Related party transactions	(5,573)	8,208
Taxes paid	(1,346)	(5,991)
Cash provided by/used in operating activities related to disposal group held for sale	33,455	45,570
Net cash from operating activities	69,998	41,952
Investment activities	-	-
Purchase of fixed and intangible asset	(3,616)	(6,435)
Capital contribution in subsidiaries	(77)	(1,451)
Redemption of financial investment	216,017	303,142
Funding financial investments	(205,491)	(302,099)
Cash provided by/used in investment activities related to disposal group held for sale	(51,044)	(21,763)
Dividends received	-	(1,000)
Net cash from investment activities	(44,211)	(29,606)
Financing activities	-	-
Related party contributions	762	1,587
Addition of loans and financing	75,595	120,462
Amortization of loans and financing	(151,611)	(140,323)
Assignment of credit receivables, net	21,513	27,974
Loan operations with related parties	4,335	(6,460)
Sale of treasury shares	310	-
Cash provided by/used in financing activities related to disposal group held for sale	34,690	45,491
Net cash from financing activities	(14,406)	48,731
Net cash variation related to disposal group held for sale	(17,701)	-
Increase (decrease) in cash and cash equivalents	11,381	61,077
Opening balance of cash and cash equivalents	29,534	82,640
Closing balance of cash and cash equivalents	23,814	143,717
Increase (decrease) in cash and cash equivalents	11,381	61,077

Gafisa is one Brazil’s leading residential and commercial properties development and construction companies. Founded over 60 years ago, the Company is dedicated to growth and innovation oriented to enhancing the  well-being, comfort and safety of an increasing number of households. More than 15 million square meters have been built, and approximately 1,100 projects delivered under the Gafisa brand - more than any other company in Brazil. Recognized as one of the foremost professionally managed homebuilders, Gafisa’s brand is also one of the most respected, signifying both quality and consistency. In addition to serving the upper-middle and upper class segments through the Gafisa brand, the Company also participates through its 30% interest in Alphaville, a leading urban developer in the national development and sale of residential lots.  Gafisa S.A. is a Corporation traded on the Novo Mercado of the B3 (GFSA3) and is the only Brazilian homebuilder listed on the New York Stock Exchange (NYSE:GFA) with an ADR Level III, which ensures best practices in terms of transparency and corporate governance.

This release contains forward-looking statements about the business prospects, estimates for operating and financial results and Gafisa’s growth prospects. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

1.    Operations

Gafisa S.A. ("Gafisa" or "Company") is a publicly traded company with registered office at Avenida das Nações Unidas, 8,501, 19th floor, in the city and state of São Paulo, Brazil and commenced its operations in 1997 with the objectives of: (i) promoting and managing all forms of real estate ventures on its own behalf or for third parties (in the latter case, as construction company and proxy); (ii) selling and purchasing real estate properties; (iii) providing civil construction and civil engineering services; (iv) developing and implementing marketing strategies related to its own and third party real estate ventures; and (v) investing in other companies that share similar objectives.

The Company has stocks traded at BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros and the New York Stock Exchange (NYSE), reporting its information to the Brazilian Securities and Exchange Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The Company enters into real estate development projects with third parties through specific purpose partnerships (“Sociedades de Propósito Específico” or “SPEs”) or through the formation of consortia and condominiums. Controlled entities substantially share managerial and operating structures, and corporate, managerial and operating costs with the Company. SPEs, condominiums and consortia operate solely in the real estate industry and are linked to specific ventures.

On December 14, 2016, the Company disclosed a material fact informing about the signature of the sale and purchase agreement with Jaguar Real Estate Partners LP for disposal of up to 30% of the shares issued by Tenda, for the price of R$ 8.13 per share, which values Tenda at R$539,020. The completion of the transaction is subject to the verification of certain conditions precedent, of which the following are the most significant: (i) decrease in Company’s capital, by refunding its shareholders for the shares corresponding to 50% of the capital stock of Tenda; and (ii) the completion of the procedure related to the exercise by Gafisa’s shareholders of the preemptive right to acquire 50% of Tenda’s shares.

The deadline for creditors objecting the capital decrease was April 22, 2017, and no objection was made, so the decrease was made by delivering to the Company’s shareholders, as refund for the decreased capital, one common share of Tenda to each common share of Gafisa they owned, not including treasury shares. In relation to the preemptive right, the shareholders acquired the totality of shares made available, no share remaining for Jaguar. Accordingly, the shares representing 50% of Tenda’s capital were delivered to the shareholders who exercised the preemptive right, and the agreement that had been entered into with Jaguar was terminated.

The Company also obtained, during this period, all contractual authorizations required for carrying out the transaction. With this, the spin-off between Gafisa and Tenda was completed on May 4, 2017, with the effective delivery of the totality of the shares representing Tenda’s capital in the respective capital reduction and preemptive right processes. The inflow of funds from the Preemptive Rights will contribute to improve the liquidity condition and capital structure of the Company.

Gafisa S.A.

Notes to the quarterly information

March 31, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of quarterly information and summary of significant accounting policies

2.1.    Basis of presentation and preparation of individual and consolidated quarterly information

On May 09, 2017, the Company’s Board of Directors approved these individual and consolidated quarterly information of the Company and authorized their disclosure.

The individual quarterly information (Company) and consolidated quarterly information were prepared and are being presented based on the technical pronouncement CPC 21(R1) – Interim Financial Reporting, using the same accounting practices, judgments, estimates and assumptions adopted in the presentation and preparation of the financial statements for the year ended December 31, 2016. Therefore, the corresponding quarterly information shall be read together with the financial statements as of December 31, 2016.

The individual quarterly information, identified as “Company”, has been prepared and is being presented according to the accounting practices adopted in Brazil, including the pronouncements issued by the Accounting Pronouncement Committee (CPC), approved by the Brazilian Securities and Exchange Commission (CVM) and are disclosed together with the consolidated quarterly information.

The consolidated quarterly information of the Company has been prepared and is being presented according to the accounting practices adopted in Brazil, including the pronouncements issued by the CPC, approved by the CVM, and according to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), applicable to real estate development entities in Brazil, including the Guideline OCPC 04 - Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities, in relation to the treatment of the recognition of revenue from this sector and involves certain matters related to application of the continuous transfer of the risks, rewards and control over the real estate units sold.

The individual quarterly information of the Company is not considered in compliance with the International Financial Reporting Standards (IFRS), once it considers the capitalization of interest on qualifying assets of investees in the separate quarterly information of the Company. In view of the fact that there is no difference between the Company’s and the consolidated equity and profit or loss, the Company opted for presenting the accompanying individual and consolidated information in only one set.

Gafisa S.A.

Notes to the quarterly information

March 31, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of quarterly information and summary of significant accounting policies--Continued

2.1.    Basis of presentation and preparation of individual and consolidated quarterly information--Continued

The quarterly information has been prepared on a going concern basis. Management makes an assessment of the Company’s ability to continue as going concern when preparing the quarterly information.

All amounts reported in the accompanying quarterly information are in thousands of Reais, except as otherwise stated.

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 2.1 to the individual and consolidated financial statements as of December 31, 2016.

2.1.1.    Consolidated quarterly information

The accounting practices have been applied consistently by all subsidiaries in the consolidated quarterly information. The subsidiaries have the same fiscal year as the Company. See further details in Note 9.

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 2.1.1 to the individual and consolidated financial statements as of December 31, 2016.

2.1.2.    Statement of Cash Flows

In view of the disclosure of the discontinued operations related to Tenda, and in line with CPCs 03 – Statement of Cash Flows and CPC 31 - Non-current Assets Held for Sale and Discontinued Operations, the information on operating, financing and investing activities related to discontinued operations are presented in separated lines in the Statement of Cash Flows of the Company. Accordingly, the line item "Foreign Exchange Gains and Losses on Cash and Cash Equivalents", presented in the Statement of Cash Flows for the period ended March 31, 2017, refers to the net increase (decrease) in cash and cash equivalents of disposal group held for sale and is being presented in this line item as it is impossible to change the line item’s name in this Quarterly Information Form.

Gafisa S.A.

Notes to the quarterly information

March 31, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of quarterly information and summary of significant accounting policies--Continued

2.2.    Restatement of Quarterly Information as of March 31, 2016

As required by the CPC 31 – Non-current Assets Held for Sale and Discontinued Operations, for comparability purposes, the information of the statements of profit or loss, cash flows and value added as of March 31, 2016 is being presented on the same basis of the current period, and its retrospective effects are presented below:

	Company			Consolidated
	Balances originally reported as of 03/31/2016	Impact of the application of CPC 31 (Note 2.2.27)	Balances after the application of CPC 31	Balances originally reported as of 03/31/2016	Impact of the application of CPC 31 (Note 2.2.27) (a)	Balances after the application of CPC 31
Statement of profit or loss
Net operating revenue	126,973	-	126,973	405,534	(234,552)	170,982
Operating costs	(124,866)	-	(124,866)	(333,333)	165,807	(167,526)
Operating (expenses) income	(63,209)	-	(63,209)	(123,531)	55,697	(67,834)
Income from equity method investments	10,077	(4,794)	5,283	13,665	(470)	13,195
Financial income (expenses)	26	-	26	(1,941)	833	(1,108)
Income tax and social contribution	(2,228)	-	(2,228)	(12,745)	6,755	(5,990)
Non-controlling interests	-	-	-	876	-	876
Profit or loss of discontinued operations (Note 8.2)	-	4,794	4,794	-	5,930	5,930
Net income for the year	(53,227)	-	(53,227)	(53,227)	-	(53,227)

Statement of value added
Net value added produced by the entity	12,300	4,794	17,094	86,614	(63,348)	23,266
Value added received on transfer	23,750	(4,794)	18,956	39,096	(9,280)	29,816
Total value added to be distributed	36,050	-	36,050	125,710	(72,628)	53,082

(a)     Amounts after elimination of consolidation items.

3.    New standards, changes and interpretation of standards issued and not yet adopted

There is no standard, change to standards or interpretation issued and not yet adopted that could, on the Management’s opinion, have significant impact arising from its adoption on its quarterly information, besides those already disclosed in Note 3 to the individual and consolidated financial statements as of December 31, 2016.

Accordingly, the other explanations related to this note were not subject to material changes in relation to the disclosures in Note 3 to the individual and consolidated financial statements as of December 31, 2016.

Gafisa S.A.

Notes to the quarterly information

March 31, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

4.    Cash and cash equivalents and short-term investments

4.1.    Cash and cash equivalents

	Company		Consolidated
	03/31/2017	12/31/2016	03/31/2017	12/31/2016

Cash and banks	6,731	19,811	23,814	29,534
Total cash and cash equivalents (Note 20.ii.a and 20.iii)	6,731	19,811	23,814	29,534

          The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 4.1 to the financial statements as of December 31, 2016.

4.2.    Short-term investments

	Company		Consolidated
	03/31/2017	12/31/2016	03/31/2017	12/31/2016

Fixed-income funds	79,853	95,672	110,977	123,868
Government bonds (LFT)	4,196	3,762	6,841	6,018
Corporate securities (LF/DPGE)	9,082	19,845	14,808	31,742
Securities purchased under resale agreements (a)	18,250	11,600	21,538	11,935
Bank certificates of deposit (b)	11,315	17,332	13,725	27,834
Restricted cash in guarantee to loans	28,215	10,669	28,215	10,669
Restricted credits	14,392	4,682	17,016	11,580
Total short-term investments (Note 20.i.d. 20.ii.a and 20.iii)	165,303	163,562	213,120	223,646

(a)   As of March 31, 2017, the securities purchased under resale agreement include interest earned ranging from 100.5% to 101.5% of Interbank Deposit Certificates (CDI) (from 75% to 101.5% of CDI in 2016). All investments are carried out with what management considers to be top tier financial institutions.

(b)   As of March 31, 2017 and December 31, 2016, the Bank Certificates of Deposit (CDBs) include interest earned ranging from 90% to 100.8% of Interbank Deposit Certificates (CDI).

          The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 4.2 to the financial statements as of December 31, 2016.

Gafisa S.A.

Notes to the quarterly information

March 31, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.         Trade accounts receivable of development and services

	Company		Consolidated
	03/31/2017	12/31/2016	03/31/2017	12/31/2016

Real estate development and sales	710,137	769,743	929,684	1,019,359
( - ) Allowance for doubtful accounts	(23,456)	(19,315)	(23,456)	(19,315)
( - ) Present value adjustments	(14,000)	(21,235)	(19,792)	(26,816)
Services and construction and other receivables	19,453	20,414	20,198	20,734
Total trade accounts receivable of development and services (Note 20.ii.a)	692,134	749,607	906,634	993,962

Current	486,004	524,337	665,071	722,640
Non-current	206,130	225,270	241,563	271,322

The current and non-current portions have the following maturities:

	Company		Consolidated
Maturity	03/31/2017	12/31/2016	03/31/2017	12/31/2016

Overdue:
Up to 90 days	45,492	46,235	73,465	64,830
From 91 to 180 days	22,800	41,705	28,488	45,442
Over 180 days	91,266	73,652	108,891	93,265
	159,558	161,592	210,844	203,537

Maturities:
2017	301,121	383,477	416,273	544,292
2018	121,294	94,231	145,629	111,007
2019	99,241	97,079	121,997	120,367
2020	39,733	41,775	43,939	45,552
2021 onwards	8,643	12,003	11,200	15,338
	570,032	628,565	739,038	836,556

( - ) Present value adjustment	(14,000)	(21,235)	(19,792)	(26,816)
( - ) Allowance for doubtful account	(23,456)	(19,315)	(23,456)	(19,315)
	692,134	749,607	906,634	993,962

The change in the allowance for doubtful accounts for the period ended March 31, 2017, is as follows:

Company and Consolidated
03/31/2017

Balance at December 31, 2016	(19,315)
Additions (Note 22)	(4,165)
Write-offs / Reversals (Note 22)	24
Balance at March 31, 2017	(23,456)

Gafisa S.A.

Notes to the quarterly information

March 31, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.    Trade accounts receivable of development and services--Continued

In the period ended March 31, 2017, the Company entered into the following Real Estate Receivables Agreement (CCI) transaction, which is aimed to transfer a portfolio comprising select business real estate receivables delivered arising out of Gafisa and its subsidiaries to the assignee. The assigned portfolio, discounted to its present value, is classified into the line item “Obligations assumed on assignment of receivables”.

Transaction date	Assigned accounting portfolio	Portfolio discounted to present value	Transaction balance at March 31, 2017 (Note 14)
			Company	Consolidated

03/29/2017	23,748	22,993	21,379	21,513

In the transaction above, the Company and its subsidiaries are jointly responsible until the time of the transfer of the collateral to the securitization company.

The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 5 to the financial statements as of December 31, 2016.

6.    Properties for sale

	Company		Consolidated
	03/31/2017	12/31/2016	03/31/2017	12/31/2016

Land	631,294	667,805	830,725	823,516
( - ) Write-down to net realizable value of land	(43,505)	(43,505)	(43,505)	(43,505)
( - ) Write-down to net realizable value of inventory surplus	-	-	(62,343)	(62,343)
( - ) Present value adjustment	(7,899)	(8,089)	(8,338)	(8,781)
Property under construction	340,585	328,783	465,364	509,049
Completed units	499,320	520,246	528,504	557,426
( - ) Write-down to net realizable value of properties under construction and completed units	(52,619)	(59,663)	(52,619)	(59,663)
Total properties for sale	1,367,176	1,405,577	1,657,788	1,715,699

Current portion	825,841	870,201	1,058,742	1,122,724
Non-current portion	541,335	535,376	599,046	592,975

For the period ended  March 31, 2017, the change in the write-down to net realizable value of properties for sale is summarized as follows:

	Company	Consolidated

Balance at December 31, 2016	(103,168)	(165,511)
Write-offs / Reversals	7,044	7,044
Balance at March 31, 2017	(96,124)	(158,467)

The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 6 to the financial statements as of December 31, 2016.

7.    Other assets

	Company		Consolidated
	03/31/2017	12/31/2016	03/31/2017	12/31/2016

Advances to suppliers	2,524	1,758	3,151	2,567
Recoverable taxes (IRRF, PIS, COFINS, among other)	16,519	15,708	26,838	25,901
Judicial deposit (Note 16)	75,259	78,172	78,125	79,785
Refund of capital receivable from Tenda (Note 8.2)	100,000	100,000	-	-
Total other assets	194,302	195,638	108,114	108,253

Current portion	25,726	39,280	36,934	49,336
Non-current portion	168,577	156,358	71,180	58,917

Gafisa S.A.

Notes to the quarterly information

March 31, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

8.    Assets held for sale

8.1 Land available for sale

       The changes in land available for sale are summarized as follows:

	Company and Consolidated
	Cost	Provision for impairment	Net balance

Balance at December 31, 2016	12,236	(8,930)	3,306
Reversals / Write-offs	(36)	-	(36)
Balance at March 31, 2017	12,200	(8,930)	3,270

8.2 Disposal group held for sale and profit or loss of discontinued operations

	Company		Consolidated
	03/31/2017	12/31/2016	03/31/2017	12/31/2016

Investment portion	1,068,555	1,049,125	-	-
Impairment loss (i)	(414,095)	(610,105)	(414,095)	(610,105)
Disposal group held for sale (ii)	-	-	1,826,777	1,799,116
Total disposal group held for sale	654,460	439,020	1,412,682	1,189,011
Refund of capital receivable (Note 7)	100,000	100,000	-	-
Total	754,460	539,020	1,412,682	1,189,011

Liabilities directly associated with disposal group held for sale (ii)	-	-	653,204	651,812

	03/31/2017	03/31/2016	03/31/2017	03/31/2016

Reversal of impairment loss	215,440	-	215,440	-
Portion related to payable for sale of shares	(107,720)	-	(107,720)	-
Impairment loss on Tenda’s profit or loss	(18,940)	-	(18,940)	-
Tenda’s profit or loss (ii)	18,940	4,794	18,940	5,930
Profit or loss of discontinued operations	107,720	4,794	107,720	5,930

(i) The measurement of disposal group held for sale at the lower of the carrying value and the fair value less cost to sell. As of March 31, 2017, the fair value of disposal group held for sale was adjusted, considering the weighted average price per share for exercising preemptive rights at R$12.12 (R$8.13 per share as of December 31, 2016, according to the agreement).

(ii) The amounts of disposal group held for sale, liabilities directly associated with disposal group held for sale, and profit or loss of discontinued operations, net of the eliminations related to intercompany transactions.

As of March 31, 2017, the Company carried out the remeasurement of the fair value of the disposal group held for sale, related to Construtora Tenda S.A., considering the weighted average value per share for exercising preemptive rights traded over the period between March 17 and 31, 2017, as measurement basis, leading to the price of R$12.12 per share, and, accordingly, valuing Construtora Tenda S.A. at R$754,460 (R$539,020 in 2016).

The remeasurement of the fair value of the disposal group held for sale is required by CPC 31 – Non-current Assets Held for Sale and Discontinued Operations, with changes recognized in gains or losses on discontinued operations, as well as by ICPC 07 – Distributions of Non-cash Assets to Owners, requires the adjustment of non-cash dividends related to the capital decrease at fair value until its settlement, with changes recognized in equity, as mentioned in Note 18.1.

Additionally, as of March 31, 2017, the Company recognized an "payable for sale of shares" in the amount of R$107,720, related to the obligation of selling 50% of the shares of Construtora Tenda S.A at the price of R$ 8.13 per share, with changes recognized in profit or loss of discontinued operations, to reflect the difference between the fair value of the disposal group held for sale and the actual sale price.

Gafisa S.A.

Notes to the quarterly information

March 31, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

8.    Assets held for sale--Continued

8.2 Disposal group held for sale and profit or loss of discontinued operations--Continued

For purposes of compliance with paragraph 38 of CPC 31 – Non-current Asset Held for Sale and Discontinued Operations, the Company presents below the main classes of assets and liabilities classified as held for sale of the subsidiary Tenda as of March 31, 2017 and December 31, 2016, after eliminations of consolidation items, as follows:

Assets	03/31/2017	12/31/2016	Liabilities	03/31/2017	12/31/2016
Current assets			Current liabilities
Cash and cash equivalents	45,515	28,414	Loans and financing	66,765	41,333
Short-term investments	238,768	195,073	Payables for purchase of properties and advance from customers	134,632	131,280
Trade accounts receivable	286,941	250,474
Properties for sale	526,329	563,576	Other payables	110,412	150,663
Land for sale	77,954	75,227
Other current assets	110,966	104,606
Total current assets	1,286,473	1,217,370	Total current liabilities	311,809	323,276
Non-current			Non-current liabilities
Trade accounts receivable	180,523	176,673	Loans and financing	106,667	93,661
Properties for sale	250,455	211,711	Payables for purchase of properties and advance from customers	106,763	104,343
Other non-current assets	57,295	60,556
Investments	1,466	84,798	Provisions for legal claims	45,825	44,951
Property and equity and intangible assets	50,565	48,008	Other payables	82,140	85,581
Total non-current assets	540,304	581,746	Total non-current liabilities	341,395	328,536

Total assets	1,826,777	1,799,116	Total liabilities	653,204	651,812

The main lines of the statements of profit or loss and cash flows of the subsidiary Tenda are as follows:

Statement of profit or loss	03/31/2017	03/31/2016	Cash flow	03/31/2017	03/31/2016

Net operating revenue	324,687	234,552	Operating activities	33,455	64,959
Operating costs	(217,372)	(165,807)	Investing activities	(51,044)	(24,100)
Operating expenses, net	(81,099)	(52,508)	Financing activities	34,690	40,059
Depreciation and amortization	(3,272)	(3,190)
Income from equity method investments	89	470
Financial income (expenses)	(663)	(1,897)
Income tax and social contribution	(4,533)	(6,755)
	17,837	4,865
Non-controlling interests	(1,103)	71
Net income for the year	18,940	4,794

The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 8 to the financial statements as of December 31, 2016.

Gafisa S.A.

Notes to the quarterly information

March 31, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.    Investments in subsidiaries and jointly controlled investees

(i)      Ownership interest

(a)     Information on subsidiaries and jointly-controlled investees

										Company				Consolidated
		Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the period		Investments		Income from equity method investments		Investments		Income from equity method investments
Direct investees		03/31/2017	12/31/2016	03/31/2017	03/31/2017	03/31/2017	12/31/2016	03/31/2017	03/31/2016	03/31/2017	12/31/2016	03/31/2017	03/31/2016	03/31/2017	12/31/2016	03/31/2017	03/31/2016

Alphaville Urbanismo S.A	-	30%	30%	2,541,247	2,048,041	493,206	596,620	(103,414)	36,268	147,962	178,986	(31,024)	10,880	147,962	178,986	(31,024)	10,880
Gafisa SPE 26 Ltda.	-	100%	100%	168,134	1,999	166,135	166,487	(352)	(193)	166,135	166,487	(352)	(193)	-	-	-	-
Gafisa SPE- 130 Emp. Imob. Ltda.	-	100%	100%	126,813	52,070	74,743	82,572	(7,829)	1,918	74,743	82,572	(7,829)	1,918	-	-	-	-
Gafisa SPE-111 Emp. Imob. Ltda.	-	100%	100%	66,159	3,840	62,319	62,511	(192)	(9,211)	62,319	62,511	(192)	(9,211)	-	-	-	-
Gafisa SPE-116 Emp. Imob. Ltda.	(a)	50%	50%	194,931	72,603	122,328	120,794	1,534	6,278	61,164	60,397	767	3,139	61,164	60,397	767	3,139
Maraville Gafsa SPE Emp. Imob. Ltda.	-	100%	100%	92,985	33,866	59,119	57,379	1,740	1,718	59,119	57,379	1,740	1,718	-	-	-	-
Gafisa SPE-89 Emp. Imob. Ltda.	-	100%	100%	58,127	5,421	52,706	52,713	(7)	(2,780)	52,706	52,713	(7)	(2,780)	-	-	-	-
Gafisa SPE - 122 Emp. Imob. Ltda.	-	100%	100%	122,069	72,623	49,446	49,632	(187)	4,108	49,446	49,632	(187)	4,108	-	-	-	-
Gafisa SPE - 127 Emp. Imob. Ltda.	-	100%	100%	46,953	730	46,223	46,413	(190)	292	46,223	46,413	(190)	292	-	-	-	-
Gafisa SPE-51 Emp. Imob. Ltda.	-	100%	100%	49,080	3,096	45,984	45,849	135	(414)	45,984	45,849	135	(414)	-	-	-	-
Gafisa SPE - 121 Emp. Imob. Ltda.	-	100%	100%	46,577	1,981	44,596	44,968	(371)	(1,149)	44,596	44,968	(371)	(1,149)	-	-	-	-
Gafisa SPE 72 Emp. Imob. Ltda.	-	100%	100%	44,352	460	43,892	43,832	60	(9)	43,892	43,832	60	(9)	-	-	-	-
Gafisa SPE-110 Emp. Imob. Ltda.	-	100%	100%	41,330	1,086	40,244	40,178	66	(186)	40,244	40,178	66	(186)	-	-	-	-
Gafisa SPE - 120 Emp. Imob. Ltda.	-	100%	100%	38,197	714	37,483	37,520	(37)	1,280	37,483	37,520	(37)	1,280	-	-	-	-
Manhattan Square Em. Im. Res. 02 Ltda	-	100%	100%	36,059	110	35,949	35,949	-	-	35,949	35,949	-	-	-	-	-	-
SPE Parque Ecoville Emp. Imob. Ltda	-	100%	100%	42,421	7,748	34,673	34,746	(73)	10	34,673	34,746	(73)	10	-	-	-	-
Gafisa SPE-104 Emp. Imob. Ltda.	-	100%	100%	118,479	86,976	31,503	30,945	558	(429)	31,503	30,945	558	(429)	-	-	-	-
Gafisa SPE-107 Emp. Imob. Ltda.	-	100%	100%	29,567	36	29,531	29,529	2	88	29,531	29,529	2	88	-	-	-	-
Gafisa SPE- 129 Emp. Imob. Ltda.	-	100%	100%	28,751	881	27,870	29,539	(1,668)	1,375	27,870	29,539	(1,668)	1,375	-	-	-	-
Gafisa SPE-41 Emp. Imob. Ltda.	-	100%	100%	26,581	8	26,573	26,568	5	34	26,573	26,568	5	34	-	-	-	-
Verdes Pracas Incorp. Imob. SPE Ltda.	-	100%	100%	26,257	40	26,217	25,929	289	5	26,217	25,929	289	5	-	-	-	-
Gafisa e Ivo Rizzo SPE-47 Em. Im. Ltda.	(a)	80%	80%	32,485	276	32,209	32,151	1	1	25,767	25,721	1	1	25,767	25,721	1	1
Gafisa SPE-112 Emp. Imob. Ltda.	-	100%	100%	21,944	111	21,833	21,834	-	-	21,833	21,834	-	-	-	-	-	-
Gafisa SPE-134 Emp. Imob. Ltda.	-	100%	100%	43,976	23,021	20,955	20,709	246	(672)	20,955	20,709	246	(672)	-	-	-	-
Gafisa SPE - 126 Emp. Imob. Ltda.	-	100%	100%	22,586	2,611	19,975	20,373	(398)	(208)	19,975	20,373	(398)	(208)	-	-	-	-
Manhattan Square Em. Im. Com. 02 Ltda	-	100%	100%	17,958	-	17,958	17,958	-	-	17,958	17,958	-	-	-	-	-	-
Gafisa SPE 46 Emp. Imob. Ltda.	-	100%	100%	17,975	316	17,659	17,912	(253)	31	17,659	17,912	(253)	31	-	-	-	-
Edsp 88 Participações S.A.	-	100%	100%	29,002	12,543	16,459	16,068	391	(28)	16,459	16,068	391	(28)	-	-	-	-
Gafisa SPE 30 Emp. Imob. Ltda.	-	100%	100%	18,026	1,656	16,370	16,358	12	33	16,370	16,358	12	33	-	-	-	-
Gafisa SPE-92 Emp. Imob. Ltda.	-	100%	100%	15,782	118	15,664	15,645	19	117	15,664	15,645	19	117	-	-	-	-
Gafisa SPE-106 Emp. Imob. Ltda.	-	100%	100%	15,611	6	15,605	15,606	-	(11)	15,605	15,606	-	(11)	-	-	-	-
Diodon Participações Ltda	-	100%	100%	15,221	312	14,909	14,914	(5)	49	14,909	14,914	(5)	49	-	-	-	-
Sitio Jatiuca Emp. Imob. SPE Ltda	(a)	50%	50%	32,429	3,687	28,742	38,185	(9,444)	621	14,371	19,092	(4,722)	311	14,371	19,092	(4,722)	311
Parque Arvores Empr. Imob. Ltda.	(a)(c)	50%	50%	32,730	5,358	27,372	26,616	756	(340)	13,686	13,308	378	(164)	13,686	13,308	378	(164)
Gafisa SPE 33 Emp. Imob. Ltda.	-	100%	100%	13,601	-	13,601	13,559	42	(417)	13,601	13,559	42	(417)	-	-	-	-
Gafisa SPE 71 Emp. Imob. Ltda.	-	100%	100%	12,971	354	12,617	13,763	(1,146)	61	12,617	13,763	(1,146)	61	-	-	-	-
Varandas Grand Park Emp. Im. SPE Ltda	(a)(c)	50%	50%	82,929	57,905	25,024	25,826	(802)	(769)	12,512	12,913	(401)	92	12,512	12,913	(401)	92
Gafisa SPE 65 Emp. Imob. Ltda.	-	100%	100%	12,046	315	11,731	11,716	15	36	11,731	11,716	15	36	-	-	-	-
Blue I SPE -Plan. Pr. Inco. e Venda Ltda.	-	100%	100%	10,971	7	10,964	10,969	(4)	2	10,964	10,969	(4)	2	-	-	-	-
Gafisa SPE- 132 Emp. Imob. Ltda.	-	100%	100%	30,475	19,986	10,489	10,855	(367)	(65)	10,489	10,856	(367)	(65)	-	-	-	-
Fit 13 Spe Empr. Imob. Ltda.	(b)	50%	50%	23,379	2,543	20,836	20,892	(56)	130	10,418	10,446	(28)	65	10,418	10,446	(28)	-
Gafisa SPE - 123 Emp. Imob. Ltda.	-	100%	100%	22,898	13,634	9,264	11,969	(2,705)	(1,655)	9,264	11,969	(2,705)	(1,655)	-	-	-	-
Atins Emp. Imob.s Ltda.	(a)	50%	50%	25,573	7,245	18,328	18,201	126	(174)	9,164	9,101	63	(87)	9,164	9,101	63	(87)
Gafisa SPE 36 Emp. Imob. Ltda.	-	100%	100%	9,339	454	8,885	8,930	(45)	29	8,885	8,930	(45)	29	-	-	-	-
Gafisa SPE-81 Emp. Imob. Ltda.	-	100%	100%	10,851	2,147	8,704	8,718	(14)	(64)	8,704	8,718	(14)	(64)	-	-	-	-

Gafisa S.A.

Notes to the quarterly information

March 31, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.      Investments in subsidiaries and jointly controlled investees--Continued

(i)      Ownership interest--Continued

(a)     Information on subsidiaries and jointly-controlled investees--Continued

										Company				Consolidated
		Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the period		Investments		Income from e quity method investments		Investments		Income from equity method investments
Direct investees		03/31/2017	12/31/2016	03/31/2017	03/31/2017	03/31/2017	12/31/2016	03/31/2017	03/31/2016	03/31/2017	12/31/2016	03/31/2017	03/31/2016	03/31/2017	12/31/2016	03/31/2017	03/31/2016

Gafisa SPE-38 Emp. Imob. Ltda.	-	100%	100%	7,958	5	7,953	7,954	(1)	(1)	7,953	7,954	(1)	(1)	-	-	-	-
Gafisa SPE-77 Emp. Imob. Ltda.	-	65%	65%	21,894	10,278	11,616	11,282	334	3,063	7,550	7,334	217	2,082	-	-	-	-
Città Ville SPE Emp. Imob. Ltda.	(b)	50%	50%	16,548	2,020	14,528	16,332	(1,804)	(106)	7,264	8,166	(902)	(53)	7,264	8,166	(902)	-
Gafisa SPE-109 Emp. Imob. Ltda.	-	100%	100%	7,271	115	7,156	7,155	1	(1)	7,156	7,155	1	(1)	-	-	-	-
Gafisa SPE-37 Emp. Imob. Ltda.	-	100%	100%	7,239	498	6,741	6,752	(11)	23	6,741	6,752	(11)	23	-	-	-	-
Gafisa SPE-90 Emp. Imob. Ltda.	-	100%	100%	9,225	2,753	6,472	6,472	-	-	6,472	6,472	-	-	-	-	-	-
Gafisa SPE-113 Emp. Imob. Ltda.	(a)	60%	60%	53,106	43,226	9,880	9,438	442	(3,915)	5,928	5,663	265	(2,349)	5,928	5,663	265	(2,349)
Parque Aguas Empr. Imob. Ltda.	(a)(c)	50%	50%	14,630	3,212	11,418	11,317	102	482	5,709	5,658	51	47	5,709	5,658	51	47
Performance Gafisa General Severiano Ltda	(a)	50%	0%	27,337	16,325	11,012	10,802	144	-	5,506	5,401	72	-	5,506	5,401	72	-
Gafisa SPE-87 Emp. Imob. Ltda.	-	100%	100%	5,729	483	5,246	5,254	(8)	(20)	5,246	5,254	(8)	(20)	-	-	-	-
Gafisa Vendas Interm. Imob. Ltda	-	100%	100%	13,376	10,984	2,392	5,795	(3,403)	-	2,392	5,795	(3,403)	-	-	-	-	-
OCPC01 Adjustment – capitalized interests	(d)			-	-	-	-	-	-	29,163	34,111	(4,948)	(428)	-	-	-	-
Other (*)	-			184,709	74,604	110,105	110,077	218	289	68,604	67,923	665	(646)	28,233	27,615	607	718
Subtotal				4,884,849	2,713,437	2,171,412	2,299,030	(127,548)	35,524	1,659,576	1,714,718	(55,231)	6,586	347,684	382,467	(34,873)	12,588

Indirect investees Gafisa:
Saí Amarela S.A.	(a)	50%	50%	1,941	49	1,892	1,943	(112)	32	-	-	-	-	915	971	(56)	16
Gafisa SPE-51 Emp. Imob. Ltda.	(a)	60%	60%	1,429	119	1,310	1,296	14	(134)	-	-	-	-	786	777	9	(81)
Other (*)				203	30	172	168	3	2	-	-	-	-	14,138	14,367	(105)	(2)
Indirect jointly-controlled investees Gafisa				3,573	198	3,374	3,407	(95)	(100)	-	-	-	-	15,839	16,115	(152)	(67)

Subtotal				4,888,422	2,713,635	2,174,786	2,302,437	(127,643)	35,424	1,659,576	1,714,718	(55,231)	6,586	363,523	398,582	(35,025)	12,521

Goodwill on acquisition of subsidiaries	-									25,476	25,476	-	-	25,476	25,476	-	-
Goodwill based on inventory surplus	-									462	462	-	-	-	-	-	-
Addition to remeasurement of investment in associate	(e)									375,853	375,853	-	-	375,853	375,853	-	-
Total investments
										2,061,367	2,116,509	(55,231)	6,586	764,852	799,911	(35,025)	12,521
(*)Includes companies with investment balances below R$ 5,000.

Gafisa S.A.

Notes to the quarterly information

March 31, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.         Investments in subsidiaries and jointly controlled investees--Continued

(i)      Ownership interest--Continued

(a)     Information on subsidiaries and jointly-controlled investees--Continued

									Company				Consolidated
	Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the period		Investments		Income from equity method investments		Investments		Income from equity method investments
Direct investees	03/31/2017	12/31/2016	03/31/2017	03/31/2017	03/31/2017	12/31/2016	03/31/2017	03/31/2016	03/31/2017	12/31/2016	03/31/2017	03/31/2016	03/31/2017	12/31/2016	03/31/2017	03/31/2016
Provision for net capital deficiency (f):
Gafisa SPE 69 Emp. Imob. Ltda.	100%	100%	-	394	(394)	(270)	(124)	(119)	(394)	(270)	(124)	(119)	-	-	-	-
Gafisa SPE-84 Emp. Imob. Ltda.	100%	100%	36	103	(66)	(54)	(12)	(30)	(66)	(54)	(12)	(30)	-	-	-	-
Gafisa SPE 80 Emp. Imob. Ltda.	100%	100%	-	15	(14)	(14)	-	-	(14)	(14)	-	-	-	-	-	-
Other (*)			-	5	(7)	(5)	(2)	(2,199)	(7)	(5)	(4)	(1,154)	-	-	(134)	674
Total provision for net capital deficiency			36	517	(481)	(343)	(138)	(2,348)	(481)	(343)	(140)	(1,303)	-	-	(134)	674

Total Income from equity method investments											(55,371)	5,283			(35,159)	13,195

(*)Includes companies with investment balances below R$ 5,000.

(a)    Jointly-controlled entities.

(b)    Jointly-controlled entity with the subsidiary Tenda.

(c)    The Company recorded expense of R$142 in Income from equity method investments for the period ended March 31,2017 related to the recognition, by jointly-controlled entities, of prior year adjustments, in accordance with the ICPC09 (R2) – Individual, Separate and Consolidated Financial Statements and the Equity Method of Accounting.

(d)    Charges of the Company not appropriated to the profit or loss of subsidiaries, as required by paragraph 6 of OCPC01.

(e)    Amount related to the goodwill arising from the remeasurement of the portion of the remaining investment of 30% in the associate AUSA, in the amount of R$375,853, arising from the sale of control over the entity.

(f)     The provision for net capital deficiency is recorded in the heading “Other payables” (Note 15).

(b)    Change in investments

	Company	Consolidated

Balance at December 31, 2016	2,116,509	799,911
Income from equity method investments	(55,231)	(35,025)
Capital contribution (decrease)	354	354
Dividends receivable	-	(123)
Other investments	(265)	(265)
Balance at March 31, 2017	2,061,367	764,852

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

10.  Property and equipment

		Company				Consolidated
Type	12/31/2016	Addition	Write-off	100% depreciated items	03/31/2017	12/31/2016	Addition	Write-off	100% depreciated items	03/31/2017
Cost
Hardware	13,111	741	(19)	(331)	13,502	13,140	742	(19)	(332)	13,531
Leasehold improvements and installations	6,261	132	-	-	6,393	6,558	132	-	(235)	6,455
Furniture and fixtures	675	-	-	-	675	978	-	-	(13)	965
Machinery and equipment	2,640	-	-	-	2,640	2,639	-	-	-	2,639
Sales stands	12,527	438	-	(1,160)	11,805	15,974	756	-	(1,160)	15,570
	35,214	1,311	(19)	(1,491)	35,015	39,289	1,630	(19)	(1,740)	39,160

Accumulated depreciation
Hardware	(5,516)	(674)	19	331	(5,840)	(5,481)	(685)	19	332	(5,815)
Leasehold improvements and installations	(2,903)	(367)	-	-	(3,270)	(3,128)	(410)	-	235	(3,303)
Furniture and fixtures	(350)	(17)	-	-	(367)	(612)	(24)	-	13	(623)
Machinery and equipment	(1,608)	(66)	-	-	(1,674)	(1,608)	(66)	-	-	(1,674)
Sales stands	(3,117)	(2,159)	-	1,160	(4,116)	(4,483)	(2,286)	-	1,160	(5,609)
	(13,494)	(3,283)	19	1,491	(15,267)	(15,312)	(3,471)	19	1,740	(17,024)

Total property and equipment	21,720	(1,972)	-	-	19,748	23,977	(1,841)	-	-	22,136

The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 10 to the financial statements as of December 31, 2016.

11.  Intangible assets

		Company
	12/31/2016				03/31/2017
	Balance	Addition	Write-down / amortization	100% amortized items	Balance

Software – Cost	65,290	1,276	-	4,575	71,141
Software – Depreciation	(42,820)	-	(3,132)	(4,575)	(50,527)
Other	5,308	528	(2,074)	-	3,762
Total intangible assets	27,778	1,804	(5,206)	-	24,376

		Consolidated
	12/31/2016				03/31/2017
	Balance	Addition	Write-down / amortization	100% amortized items	Balance

Software – Cost	66,023	1,458	-	4,581	72,062
Software – Amortization	(43,102)	-	(3,163)	(4,581)	(50,846)
Other	5,307	528	(2,074)	-	3,761
Total intangible assets	28,228	1,986	(5,237)	-	24,977

The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 11 to the financial statements as of December 31, 2016.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12.  Loans and financing

			Company		Consolidated
Type	Maturity	Annual interest rate	03/31/2017	12/31/2016	03/31/2017	12/31/2016

National Housing System - SFH /SFI	April 2017 to August 2021	8.30% to 14.00% + TR 120% and 129% of CDI	800,274	842,678	970,370	1,022,038
Certificate of Bank Credit - CCB	June 2017 to March 2021	125% of CDI 0.59%/ 3%/ 3.95/ 4.25%+CDI INCC	165,256	164,252	165,256	164,262
Total loans and financing (Note 20.i.d, 20.ii.a and 20.iii)			965.530	1.006.930	1,135,626	1,186,300

Current portion			602,058	574,733	650,152	604,795
Current portion – reclassification for non-fulfillment of covenant			-	65,000	-	65,000
Current portion			602,058	639,733	650,152	669,795
Non-current portion			363,472	367,197	485,474	516,505

The maturities of the current and non-current installments are as follows:

	Company		Consolidated
Maturity	03/31/2017	12/31/2016	03/31/2017	12/31/2016

2017	444,205	639,733	453,925	669,795
2018	392,650	354,770	477,162	422,523
2019	128,280	10,937	172,254	59,763
2020	395	1,490	25,187	27,126
2021 onwards	-	-	7,098	7,093
	965,530	1,006,930	1,135,626	1,186,300

The Company and its subsidiaries have restrictive covenants under certain loans and financing that limit their ability to perform certain actions, such as the issuance of debt, and may require the acceleration or refinancing of loans if the Company does not fulfill such covenants. The ratios and minimum and maximum amounts required under such restrictive covenants as of  March 31, 2017 and December 31, 2016 are disclosed in Note 13.

The following table shows the summary of financial expenses and charges and the capitalized rate in the account “properties for sale”.

	Company		Consolidated
	03/31/2017	03/31/2016	03/31/2017	03/31/2016

Total financial charges for the period	53,878	59,851	63,341	70,110
Capitalized financial charges	(17,637)	(49,129)	(33,269)	(59,388)

Subtotal (Note 24)	36,241	10,722	30,072	10,722

Financial charges included in “Properties for sale”:

Opening balance	329,651	287,806	343,231	299,649
Capitalized financial charges	17,637	49,129	33,269	59,388
Charges recognized in profit or loss (Note 23)	(21,874)	(26,048)	(37,975)	(32,523)

Closing balance	325,414	310,887	338,525	326,514

The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 12 to the financial statements as of December 31, 2016.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

13.  Debentures

				Company and Consolidated
Program/placement	Principal - R$	Annual interest	Final maturity	03/31/2017	12/31/2016

Seventh placement	300,000	TR + 10.38%	December 2017	311,202	302,363
Ninth placement (i)	75,435	CDI + 1.90%	July 2018	74,660	79,693
Tenth placement (ii)	55,000	IPCA + 8.22	January 2020	65,825	69,212

Total debentures (Note 20.i.d, 20.ii.a and 20.iii)				451.687	451.268

Current portion				335,317	314,139
Non-Current portion				116,370	137,129

In the period ended March 31, 2017, the Company made the following payments:

	Face Value placement	Interest payable	Total amortization
(i)	4,958	2,970	7,928
(ii)	-	5,313	5,313
	4,958	8,283	13,241

The maturities of current and non-current installments are as follows:

	Company and Consolidated
Maturity	03/31/2017	12/31/2016

2017	312,722	314,139
2018	95,734	94,316
2019	21,612	21,404
2020	21,619	21,409
	451,687	451,268

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

13.  Debentures--Continued

As of March 31, 2017 and December 31, 2016, the Company exceeded the amount established in a restrictive covenant, as presented below, and for which it has a waiver from the bank agreeing with the non-fulfillment of the net debt for such periods. The ratios and minimum and maximum amounts required under such restrictive covenants as of March 31, 2017 and December 31, 2016 are as follows:

	03/31/2017	12/31/2016
Seventh placement
Total account receivable(2) plus inventory required to be below zero or 2.0 times over net debt less venture debt (3)	44.76 times	53.98 times
Total debt less venture debt (3), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	4.40%	3.11%
Total account receivable plus unappropriated income plus total inventory of finished units required to be 1.5 time over the net debt plus payable for purchase of properties plus unappropriated cost	2.00 times	2.15 times

Ninth placement
Total account receivable(2) plus inventory required to be below zero or 2.0 times over net debt	2.28 times	2.34 times
Net debt cannot exceed 100% of equity plus noncontrolling interests	86.44%	71.71%

Tenth placement
Total account receivable(2) plus inventory required to be below zero or 2.0 times over net debt less venture debt(3)	44.76 times	53.98 times
Total debt less venture debt(3)), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	4.40%	3.11%

Loans and financing
Net debt cannot exceed 70% of equity plus noncontrolling interests	86.44%	71.71%
Total accounts receivable(2) plus inventory required to be below zero or 2.0 times over venture debt(3)	2.40 times	2.44 times
Total account receivable 2) plus inventory of completed units required to be below zero or 2.0 times over net debt less venture debt (3)	27.52 times	33.62 times
Total debt, less venture debt, less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	4.40%	3.11%

(1)   Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

(2)   Total receivables, whenever mentioned, refers to the amount reflected in the Balance Sheet plus the amount not shown in the Balance Sheet.

(3)   Venture debt and secured guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH, as well as the debt related to the seventh placement.

The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 13 to the financial statements as of December 31, 2016.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

14.  Obligations assumed on assignment of receivables

The Company’s transactions of assignment of receivables portfolio are as follows:

	Company		Consolidated
	03/31/2017	12/31/2016	03/31/2017	12/31/2016

Obligation CCI - June /2011	960	1,208	1,760	2,148
Obligation CCI - December /2011	1,222	1,405	1,222	1,471
Obligation CCI - July/2012	44	68	44	68
Obligation CCI - November /2012	-	-	4,170	4,651
Obligation CCI - December/2012	4,910	5,402	4,910	5,402
Obligation CCI - November/2013	1,611	1,666	4,222	4,307
Obligation CCI - November /2014	2,461	2,530	4,173	4,344
Obligation CCI - December /2015	7,199	8,005	14,538	15,988
Obligation CCI - March/2016	14,193	16,091	15,253	17,178
Obligation CCI - May/2016	10,441	11,481	13,168	14,407
Obligation CCI - August/2016	8,693	9,164	8,693	9,164
Obligation CCI - December /2016	17,908	18,343	18,494	18,948
Obligation CCI - March/2017 (Note 5)	21,379	-	21,513	-
Obligation FIDC	297	450	748	954
Total obligations assumed on assignment of receivables (Note 20.ii.a)	91,318	75,813	112,908	99,030

Current portion	29,182	24,907	38,526	34,698
Non-current potion	62,136	50,906	74,382	64,332

The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 14 to the financial statements as of December 31, 2016.

15.  Other payables

		Company		Consolidated
	2012	03/31/2017	12/31/2016	03/31/2017	12/31/2016

Cancelled contract payable	2.363	22,856	13,347	33,855	26,255
Warranty provision	28.345	27,967	29,568	27,967	29,568
PIS and COFINS in long term (deferred and payable)	21.772	5,224	6,282	9,488	8,739
Provision for net capital deficiency (Note 9 (f))	35.570	481	343	-	-
Long-term suppliers (Note 20.i.d)		2,756	2,274	4,504	4,046
Payables to venture partners (Note 20.i.d, 20.ii.a and 20.iii)		1,140	1,140	1,999	1,237
Share-based payment - Phantom Shares (Note 18.3)		3,673	2,596	3,673	2,596
Other liabilities	13.781	8,301	8,328	8,347	8,982

Total other payables	113.000	72,398	63,878	89,833	81,423

Current portion	90.953	60,744	50,660	76,307	69,921
Non-current portion	22.047	11,654	13,218	13,526	11,502

       The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 15 to the financial statements as of December 31, 2016.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16.  Provisions for legal claims and commitments

In the period ended March 31, 2017, the changes in the provision are summarized as follows:

Company	Civil lawsuits	Tax proceedings	Labor claims	Total
Balance at December 31, 2016	98,050	3,124	57,168	158,342
Additional provision (Note 23)	10,077	-	6,572	16,649
Payment and reversal of provision not used	(8,101)	(12)	(5,000)	(13,113)
Balance at March 31, 2017	100,026	3,112	58,740	161,878

Current portion	60,673	1,002	19,976	81,651
Non-current portion	39,353	2,110	38,764	80,227

Consolidated	Civil lawsuits	Tax proceedings	Labor claims	Total
Balance at December 31, 2016	98,179	3,124	61,655	162,958
Additional provision (Note 23)	10,077	-	6,659	16,736
Payment and reversal of provision not used	(8,101)	(12)	(5,210)	(13,323)
Balance at March 31, 2017	100,155	3,112	63,104	166,371

Current portion	60,673	1,002	19,976	81,651
Non-current portion	39,482	2,110	43,128	84,720

(a)     Civil lawsuits, tax proceedings and labor claims

As of March 31, 2017, the Company and its subsidiaries have deposited in court the amount of R$75,259 (R$78,172 in 2016) in the Company’s statement, and R$78,125 (R$79,785 in 2016) in the consolidated statement (Note 7).

	Company		Consolidated
	03/31/2017	12/31/2016	03/31/2017	12/31/2016

Civil lawsuits	34,364	31,700	37,230	33,313
Tax proceedings	25,317	24,806	25,317	24,806
Labor claims	15,578	21,666	15,578	21,666
Total (Note 7)	75,259	78,172	78,125	79,785

(i)   Lawsuits in which likelihood of loss is rated as possible

As of March 31, 2017, the Company and its subsidiaries are aware of other claims and civil, labor and tax risks. Based on the history of probable lawsuits and the specific analysis of main claims, the measurement of the claims with likelihood of loss considered possible amounted to R$272,890 (R$244,352 in 2016) in the Company’s statement  and R$278,702 (R$249,153 in 2016) in the consolidated statement, based on average past outcomes adjusted to current estimates, for which the Company’s Management believes it is not necessary to recognize a provision for occasional losses. The change in the period was caused by the variation in the volume of lawsuits with diluted amounts and review of the involved amounts.

	Company		Consolidated
	03/31/2017	12/31/2016	03/31/2017	12/31/2016

Civil lawsuits	191,447	156,456	191,526	156,523
Tax proceedings	39,652	50,430	42,034	52,812
Labor claims	41,791	37,466	45,142	39,818
Total	272,890	244,352	278,702	249,153

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16.  Provisions for legal claims and commitments--Continued

(b)     Payables related to the completion of real estate developments

There was no material change in relation to the information disclosed in Note 16(i)(b) to the financial statements as of December 31, 2016.

(c)      Other commitments

In addition to the commitments mentioned in Notes 6, 12 and 13, the Company has commitments related to the rental of four commercial properties where its facilities are located, at a monthly cost of R$653 indexed to the IGP-M/FGV variation. The rental term is from one to eight years and there is a fine in case of contract cancellation corresponding to three-month rent or in proportion to the contract expiration time. The estimate of minimum future rent payments for commercial property rentals (cancellable leases) amounts to R$32,416 until the maturity of contracts, as follows.

Consolidated
Estimate of payment	03/31/2017

2017	2,677
2018	3,865
2019	4,427
2020	4,648
2021 onwards	16,799
32,416

       The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 16 to the financial statements as of December 31, 2016.

17.  Payables for purchase of properties and advances from customers

		Company		Consolidated
	Maturity	03/31/2017	12/31/2016	03/31/2017	12/31/2016

Payables for purchase of properties	April 2017 to March 2021	97,057	96,888	115,904	118,257
Adjustment to present value		(7,958)	(8,167)	(8,932)	(9,469)
Advances from customers
Development and sales		23,892	24,295	32,934	35,024
Barter transaction - Land		121,629	123,817	148,269	151,885
Total payables for purchase of properties and advances from customers (Note 20.i.d and 20.ii.a)		234,620	236,833	288,175	295,697

Current portion		139,796	146,522	194,283	205,388
Non-current portion		94,824	90,311	93,892	90,309

The current and non-current portions fall due as follows:

	Company		Consolidated
Maturity	03/31/2017	12/31/2016	03/31/2017	12/31/2016

2017	128,749	146,522	167,784	205,388
2018	80,135	71,121	94,784	71,119
2019	10,016	9,243	9,887	9,243
2020	9,271	8,116	9,271	8,116
2021 onwards	6,449	1,831	6,449	1,831
	234,620	236,833	288,175	295,697

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.  Equity

18.1.  Capital

As resolved in the Extraordinary Shareholder’s Meeting held on February 20, 2017, the reverse split of the totality of common shares issued by the Company was carried out on March 23, 2017, at the ratio of 13.483023074 to 1, thus the 378,066,162 common shares issued by the Company started to represent 28,040,162 common shares, all registered and with no par value. Accordingly, all information related to the number of shares was retroactively adjusted to reflect such reverse split of shares.

As of March 31, 2017, the Company's authorized and paid-in capital amounts to R$2,521,152 (R$2,740,662 as of December 31,  2016), represented in both periods by 28,040,162 registered common shares, with no par value, of which 1,046,226 (1,050,249 in 2016) were held in treasury.

According to the Company’s articles of incorporation, capital may be increased without need of making amendment to it, upon resolution of the Board of Directors, which shall set the conditions for issuance within the limit of 44,500,405 (forty four million five hundred thousand four hundred and five) common shares.

On February 20, 2017, the decrease in the Company’s capital was approved in the amount of R$219,510, without cancellation of shares, corresponding to 50% of Tenda’s capital for purposes of distribution to its shareholders (Notes 8.2 and 31 (ii)). In line with ICPC 07 – Distributions of Non-cash Assets to Owners, this amount is measured at the fair value of the assets to be distributed as of the respective base date, and is recorded in the line item "Distribution of non-cash assets to owners" in the amount of R$327,230, considering the adjustment of R$107,720 in the period ended March 31, 2017 (Note 8.2).

In the period ended March 31, 2017, the Company transferred 10,086 shares (68,814 in 2016), in the total amount of R$308 (R$2,149 in 2016) related to the exercise of options under the stock option plan of common shares by the beneficiaries, for which it received the total amount of R$311 (R$9 in 2016).

Treasury shares
Type	GFSA3	R$	%	Market value (*) R$ thousand		Carrying value R$ thousand
Acquisition date	Number (i)	Weighted average price	% - on shares outstanding	03/31/2017	12/31/2016	03/31/2017	12/31/2016
11/20/2001	44,462	38.9319	0.17%	1,212	1,115	1,731	1,731
Changes in 2013:
Acquisition	1,372,096	51.9927	5.11%	37,390	34,410	71,339	71,339
Changes in 2014:
Acquisition	3,243,947	35.5323	12.09%	88,398	81,353	115,265	115,265
Transfer	(405,205)	43.3928	-1.51%	(11,042)	(10,162)	(17,583)	(17,583)
Cancellations	(2,039,086)	44.9677	-7.60%	(55,565)	(51,137)	(91,693)	(91,693)
Changes in 2015:
Acquisition	884,470	27.3124	3.30%	24,102	22,181	24,157	24,157
Transfer	(90,622)	33.3473	-0.34%	(2,469)	(2,272)	(3,022)	(3,022)
Cancellations	(2,225,020)	33.3543	-8.29%	(60,632)	(55,800)	(74,214)	(74,214)
Changes in 2016:
Acquisition	334,020	26.0254	1.25%	9,102	8,377	8,693	8,693
Transfer	(68,814)	31.2290	-0.26%	(1,875)	(1,726)	(2,149)	(2,149)
Changes in 2017:
Transfer	(10,086)	30.5367	-0.04%	(275)	-	(308)	-
Outstanding after reverse split	6,065	-	0.02%	-	-	-	-
	1,046,226	30,7926	3.90%	28,344	26,339	32,216	32,524

(*)                                   Market value calculated based on the closing share price on March 31, 2017 at R$27.25 (R$25.08 in 2016, adjusted after reverse split) not considering the effect of occasional volatilities.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.  Equity--Continued

18.1.  Capital--Continued

The Company holds shares in treasury acquired in 2001 in order to guarantee the performance of lawsuits.

The change in the number of outstanding shares is as follows:

Common shares - In thousands
Outstanding shares as of December 31, 2016	26,779
Outstanding after reverse split	(6)
Transfer related to the stock option plan	10
Shares held by the management members of the Company	43
Outstanding shares as of March 31, 2017	26,826

Weighted average shares outstanding (Note 27)	26,831

18.2.  Stock option plan

Expenses for granting stocks recorded under the account “General and administrative expenses” (Note 23) in the periods ended March 31, 2017 and 2016:

	Company and Consolidated
	03/31/2017	03/31/2016

Equity-settled stock option plans	1,051	1,407
Phantom Shares (Note 18.3)	1,077	484
Total option grant expenses (Note 23)	2,128	1,891

 (i)   Gafisa

The Company has a total of five stock option plans comprising common shares, launched in 2012, 2013, 2014, 2015 and 2016 which follows the rules established in the Stock Option Plan of the Company.

The granted options entitle their holders (employees) to purchase common shares of the Company’s capital, after periods that vary from one to five years of employment (essential condition to exercise the option), and expire  six to ten years after the grant date.

The fair value of options is set on the grant date, and it is recognized as expense in profit or loss (as contra-entry to equity) during the vesting period of the plan, to the extent the services are provided by employees and management members.

Changes in the stock options outstanding in the period ended March 31, 2017 and year ended December 31,  2016, including their respective weighted average exercise prices, are as follows:

	2017		2016
	Number of options	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)
Options outstanding at the beginning of the year	957,358	28.50	870,975	24.69
Options granted	-	-	163,900	35.33
Options exercised (i)	(10,086)	30.86	(69,009)	(0.13)
Options forfeited	-	-	(8,508)	(0.13)
Options outstanding at the end of the period	947,272	28.50	957,358	28.50

(i) In the period ended March 31, 2017, the amount received through exercised options was R$311 (R$9 in the year ended December 31, 2016).

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.  Equity--Continued

18.2.  Stock option plan--Continued

As of March 31, 2017, the stock options outstanding and exercisable are as follows:

Options outstanding			Options exercisable
Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)
947,272	2.67	28.50	406,278	30.91

During the period ended March 31, 2017, the Company did not grant any options in connection with its stock option plans comprising common shares (163,900 options granted in 2016).

18.3.  Share-based payment – Phantom Shares

The Company has a total of two cash-settled share-based payment, with fixed terms and conditions, according to the plans approved by the Company, launched in 2015 and 2016.

As of March 31, 2017, the amount of R$3,673 (R$2,596 in 2016), related to the fair value of the phantom shares granted, is recognized in the heading “Other payables” (Note 15).

The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 18 to the financial statements as of December 31, 2016.

19.  Income tax and social contribution

(i)      Current income tax and social contribution

The reconciliation of the effective tax rate for the periods ended March 31, 2017 and 2016 is as follows:

	Company		Consolidated
	03/31/2017	03/31/2016	03/31/2017	03/31/2016

Profit (loss) before income tax and social contribution, and statutory interest	(157,117)	(55,793)	(155,721)	(52,291)
Income tax calculated at the applicable rate - 34%	53,420	18,970	52,945	17,779
Net effect of subsidiaries and ventures taxed by presumed profit and Special Taxation Regime (RET)	-	-	(9,951)	(6,779)
Tax losses / tax loss carryforwards used	-	(971)	-	(1,015)
Income from equity method investments	(18,825)	1,796	(11,954)	4,486
Stock option plan	(357)	(478)	(357)	(478)
Other permanent differences	1,080	(6,036)	1,079	(6,036)
Charges on payables to venture partners	(134)	(279)	(157)	(106)
Tax benefits recognized (unrecognized)	(35,184)	(15,230)	(32,951)	(13,841)
Total	-	(2,228)	(1,346)	(5,990)

Tax expenses - current	-	(2,228)	(1,346)	(6,954)
Tax income (expenses) - deferred	-	-	-	964

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

19.  Income tax and social contribution--Continued

 (ii)   Deferred income tax and social contribution

As of March 31, 2017 and December 31, 2016, deferred income tax and social contribution are from the following sources:

	Company		Consolidated
	03/31/2017	12/31/2016	03/31/2017	12/31/2016
Assets
Provisions for legal claims	55,039	53,836	56,566	55,406
Temporary differences – PIS and COFINS deferred	10,653	11,302	10,652	11,333
Provisions for realization of non-financial assets	132,561	143,073	132,561	143,073
Temporary differences – CPC adjustment	21,709	24,044	21,709	24,044
Provision for impairment loss of asset held for sale	140,793	207,436	140,793	207,436
Other provisions	18,625	15,335	18,625	15,401
Income tax and social contribution loss carryforwards	149,365	114,730	160,703	129,163
Tax benefits of subsidiaries	49,174	49,174	49,174	49,174
	577,919	618,930	590,783	635,030

Unrecognized deferred tax assets of disposal group held for sale	(140,793)	(207,436)	(140,793)	(207,436)
Unrecognized deferred tax assets of continuing operations	(271,031)	(235,847)	(283,895)	(250,944)
	(411,824)	(443,283)	(424,688)	(458,380)
Liabilities
Negative goodwill	(92,385)	(92,385)	(92,385)	(92,385)
Temporary differences –CPC adjustment	(141,121)	(143,436)	(141,121)	(143,436)
Differences between income taxed on cash basis and recorded on an accrual basis	(32,994)	(40,231)	(32,994)	(41,234)
	(266,500)	(276,052)	(266,500)	(277,055)

Total net	(100,405)	(100,405)	(100,405)	(100,405)

The Company has income tax and social contribution loss carryforwards for offset in the following amounts:

	Company
	03/31/2017			12/31/2016
	Income tax	Social contribution	Total	Income tax	Social contribution	Total
Balance of income tax and social contribution loss carryforwards	439,309	439,309	-	337,440	337,440	-
Deferred tax asset (25%/9%)	109,827	39,538	149,365	84,360	30,370	114,730
Recognized deferred tax asset	41,191	14,829	56,020	41,191	14,829	56,020
Unrecognized deferred tax asset	68,636	24,709	93,345	43,169	15,541	58,710

	Consolidated
	03/31/2017			12/31/2016
	Income tax	Social contribution	Total	Income tax	Social contribution	Total
Balance of income tax and social contribution loss carryforwards	472,654	472,654	-	379,892	379,892	-
Deferred tax asset (25%/9%)	118,164	42,539	160,703	94,973	34,190	129,163
Recognized deferred tax asset	41,191	14,829	56,020	55,712	20,056	75,768
Unrecognized deferred tax asset	76,973	27,710	104,683	39,261	14,134	53,395

The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 19 to the financial statements as of December 31, 2016.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments

The Company and its subsidiaries engage in operations involving financial instruments. These instruments are managed through operational strategies and internal controls aimed at providing liquidity, return and safety. The use of financial instruments with the objective of hedging is achieved through a periodical analysis of exposure to the risk that the management intends to cover (exchange, interest rate, etc.) which is submitted to the corresponding Management bodies for approval and performance of the proposed strategy. The control policy consists of continuously monitoring the contracted conditions in relation to the prevailing market conditions. The Company and its subsidiaries do not make investments in derivatives or any other risky assets for speculative purposes. The result from these operations is consistent with the policies and strategies devised by the Company’s management. The Company and its subsidiaries operations are subject to the risk factors following:

 (i)    Risk considerations

a)    Credit risk

There was no significant change in relation to the credit risks disclosed in Note 20(i)(a) to the financial statements as of December 31, 2016,

b)    Derivative financial instruments

The Company holds derivative instruments to mitigate the risk arising from its exposure to index and interest volatility recognized at their fair value in profit or loss for the year. Pursuant to its treasury policies, the Company does not own or issue derivative financial instruments other than for hedging purposes.

As of March 31, 2017, the Company had derivative contracts for hedging purposes in relation to interest fluctuations, with final maturity between June 2017 and October 2018. The derivative contracts are as follows:

	Reais	Percentage		Validity		Unrealized gain (loss) of derivative instruments - net

Swap agreements (Fixed for CDI)	Face value	Original Index – asset position	Swap – liability position	Beginning	End	03/31/2017	12/31/2016

Banco Votorantim S.A.	27,500	Fixed 15.1177%	CDI + 1.6344%	12/20/2016	06/20/2017	150	88
Banco Votorantim S.A.	130,000	CDI + 1.90%	118% CDI	07/22/2014	07/26/2018	152	(313)
Banco HSBC	194,000	Fixed 12.8727%	120% CDI	09/29/2014	10/08/2018	1,785	(556)
Banco Votorantim S.A. (a)	55,000	IPCA + 8.22%	120% CDI	03/17/2015	01/20/2020	-	4,521
	Total derivative financial instruments (Note 20 (i) (d) and Note 20 (ii) (a))					2,087	3,740

				Current		1,511	(5,290)
				Non-current		576	9,030

(a)  On January 19, 2017, the Company settled this contract in advance at the total amount of R$4,259.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments--Continued

(i)     Risk considerations--Continued

During the period ended March 31, 2017, the income of R$806 (R$10,184 in 2016) in the Company’s and consolidated statements, which refers to net result of the interest swap transaction, arising from the payment in the amount of R$2,460 and the downward change to market of R$1,654, was recognized in the “financial income (expenses)” line in the statement of profit or loss for the year, allowing correlation between the impact of such transactions and the interest rate fluctuation in the Company’s balance sheet (Note 24).

       The estimated fair value of derivative financial instruments contracted by the Company was determined based on information available in the market and specific valuation methodologies. However, considerable judgment was necessary for interpreting market data to produce the estimated fair value of each transaction, which may vary upon the financial settlement of transactions.

c)    Interest rate risk

There was no significant change in relation to the interest rate risks disclosed in Note 20(i)(c) to the financial statements as of December 31, 2016.

d)    Liquidity risk

There was no significant change in relation to the liquidity risks disclosed in Note 20(i)(d) to the financial statements as of December 31, 2016.

The maturities of financial instruments, loans, financing, suppliers, payables to venture partners and debentures are as follows:

Period ended March 31, 2017	Company
Liabilities	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	602,058	363,472	-	-	965,530
Debentures (Note 13)	335,317	116,370	-	-	451,687
Payables to venture partners (Note 15)	1,140	-	-	-	1,140
Suppliers (Note 15 and Note 20.ii.a)	55,851	2,756	-	-	58,607
Payables for purchase of properties and advances from customers (Note 17)	139,796	88,375	6,449	-	234,620
	1,134,162	570,973	6,449	-	1,711,584
Assets
Cash and cash equivalents and short-term investments (Notes 4.1 and 4.2)	172,034	-	-	-	172,034
Trade accounts receivable (Note 5)	486,004	192,764	13,366	-	692,134
	658,038	192,764	13,366	-	864,168

	Consolidated
Period ended March 31, 2017	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	650,152	483,699	1,775	-	1,135,626
Debentures (Note 13)	335,317	116,370	-	-	451,687
Payables to venture partners (Note 15)	1,999	-	-	-	1,999
Suppliers (Note 15 and Note 20.ii.a)	68,788	4,504	-	-	73,292
Payables for purchase of properties and advances from customers (Note 17)	194,283	87,443	6,449	-	288,175
	1,250,539	692,016	8,224	-	1,950,779
Assets
Cash and cash equivalents and short-term investments (Notes 4.1 and 4.2)	236,934	-	-	-	236,934
Trade accounts receivable (Note 5)	665,071	224,926	16,637	-	906,634
	902,005	224,926	16,637	-	1,143,568

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments--Continued

(i)     Risk considerations--Continued

d)    Liquidity risk--Continued

Fair value classification

The Company uses the same classification disclosed in Note 20(i)(d) to the financial statements as of December 31, 2016 to determine and disclose the fair value of financial instruments by the valuation technique.

The classification level of fair value for financial instruments measured at fair value through profit or loss of the Company as of March 31, 2017 and December 31, 2016:

	Company			Consolidated
	Fair value classification
As of March 31, 2017	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	165,303	-	-	213,120	-
Derivative financial instruments (Note 20.i.b)	-	2,087	-	-	2,087	-

	Company			Consolidated
	Fair value classification
As of December 31, 2016	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	163,562	-	-	223,646	-
Derivative financial instruments (Note 20.i.b)	-	3,740	-	-	3,740	-

In the period ended March 31, 2017, there were no transfers between the Levels 1 and 2 fair value classifications, nor were transfers between Levels 3 and 2 fair value classifications.

 (ii)   Fair value of financial instruments

a)    Fair value measurement

The Company uses the same methods and assumptions disclosed in Note 20(ii)(a) to the financial statements as of December 31, 2016 to estimate the fair value for each financial instrument type for which the estimate of values is practicable.

The most significant carrying values and fair values of financial assets and liabilities as of March 31, 2017 and December 31, 2016, classified into Level 2 of the fair value classification, are as follows:

	Company
	03/31/2017		12/31/2016
	Carrying value	Fair value	Carrying value	Fair value

Financial assets
Cash and cash equivalents (Note 4.1)	6,731	6,731	19,811	19,811
Short-term investments (Note 4.2)	165,303	165,303	163,562	163,562
Derivative financial instruments (Note 20(i)(b))	2,087	2,087	3,740	3,740
Trade accounts receivable (Note 5)	692,134	692,134	749,607	749,607
Loans receivable (Note 21.1)	22,227	22,227	25,529	25,529

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments--Continued

(ii)    Fair value of financial instruments--Continued

a)      Fair value measurement--Continued

	Company
	03/31/2017		12/31/2016
	Carrying value	Fair value	Carrying value	Fair value

Financial liabilities
Loans and financing (Note 12)	965,530	956,869	1,006,930	1,014,809
Debentures (Note 13)	451,687	474,054	451,268	470,179
Payables to venture partners (Note 15)	1,140	1,460	1,140	1,414
Suppliers (Note 20(i)(d))	58,607	58,607	63,451	63,451
Obligations assumed on assignment of receivables (Note 14)	91,318	91,318	75,813	75,813
Payables for purchase of properties and advances from customers (Note 17)	234,620	234,620	236,833	236,833
Loans payable (Note 21.1)	9,852	9,852	8,820	8,820

	Consolidated
	03/31/2017		12/31/2016
	Carrying value	Fair value	Carrying value	Fair value

Financial assets
Cash and cash equivalents (Note 4.1)	23,814	23,814	29,534	29,534
Short-term investments (Note 4.2)	213,120	213,120	223,646	223,646
Derivative financial instruments (Note 20(i)(b))	2,087	2,087	3,740	3,740
Trade accounts receivable (Note 5)	906,634	906,634	993,962	993,962
Loans receivable (Note 21.1)	22,227	22,227	25,529	25,529

Financial liabilities
Loans and financing (Note 12)	1,135,626	1,127,271	1,186,300	1,188,603
Debentures (Note 13)	451,687	474,054	451,268	470,179
Payables to venture partners (Note 15)	1,999	1,460	1,237	1,414
Suppliers (Note 20(i)(d))	73,292	73,292	83,166	83,166
Obligations assumed on assignment of receivables (Note 14)	112,908	112,908	99,030	99,030
Payables for purchase of properties and advances from customers (Note 17)	288,175	288,175	295,697	295,697
Loans payable (Note 21.1)	9,852	9,852	8,820	8,820

There was no significant change in relation to the other information disclosed in Note 20(ii)(a) to the financial statements as of December 31, 2016.

b)      Risk of debt acceleration

There was no significant change in relation to the risks of debt acceleration disclosed in Note 20(ii)(b) to the financial statements as of December 31, 2016.

 (iii)  Capital management

The explanations related to this note were not subject to material changes in relation to the disclosures in Note 20(iii) to the financial statements as of December 31, 2016.

The Company included in its net debt structure: loans and financing, debentures and payables to venture partners less cash and cash equivalents and short-term investments (cash and cash equivalents and marketable securities):

	Company		Consolidated
	03/31/2017	12/31/2016	03/31/2017	12/31/2016

Loans and financing (Note 12)	965,530	1,006,930	1,135,626	1,186,300
Debentures (Note 13)	451,687	451,268	451,687	451,268
Payables to venture partners (Note 15)	1,140	1,140	1,999	1,237
( - ) Cash and cash equivalents and short-term investments (Notes 4.1 and 4.2)	(172,034)	(183,373)	(236,934)	(253,180)
Net debt	1,246,323	1,275,965	1,352,378	1,385,625
Equity	1,553,057	1,928,325	1,562,141	1,930,453

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments--Continued

 (iv)  Sensitivity analysis

The sensitivity analysis of financial instruments for the period ended March 31, 2017, except swap contracts, which are analyzed through their due dates, describes the risks that may cause material changes in the Company’s profit or loss, as provided for by CVM, through Rule No. 475/08, in order to show a 10%, 25% and 50% increase/decrease in the risk variable considered.

As of March 31, 2017, besides derivative instruments, the Company has the following financial instruments:

a)   Short-term investments, loans and financing, and debentures linked to Interbank Deposit Certificates (CDI);

b)   Loans and financing linked to the Referential Rate (TR) and CDI, and debentures linked to the CDI, National Consumer Price Index – Extended (IPCA) and TR;

c)   Accounts receivable, linked to the National Civil Construction Index (INCC) and General Market Price Index (IGP-M).

For the sensitivity analysis in the period ended March 31, 2017, the Company considered the interest rates of investments, loans and accounts receivables, the CDI rate at 12.13%, TR at 1.64%, INCC at 5.74%, and IPCA at 4.57% and IGP-M at 4.86%. The scenarios considered were as follows:

Scenario I – Probable: 10% increase/decrease in the risk variables used for pricing

Scenario II – Possible: 25% increase/decrease in the risk variables used for pricing

Scenario III – Remote: 50% increase/decrease in the risk variables used for pricing

The Company presents in the following chart the sensitivity to risks to which the Company is exposed, based on the above scenarios, as of March 31, 2017. The effects on equity are basically the same ones on profit or loss.

		Scenario
		I	II	III	III	II	I
Instrument	Risk	Increase 10%	Increase 25%	Increase 50%	Decrease 50%	Decrease 25%	Decrease 10%

Short-term investments	Increase/Decrease of CDI	2,121	5,304	10,607	(10,607)	(5,304)	(2,121)
Loans and financing	Increase/Decrease of CDI	(5,028)	(12,570)	(25,140)	25,140	12,570	5,028
Debentures	Increase/Decrease of CDI	(808)	(2,019)	(4,038)	4,038	2,019	808
Derivative financial instruments	Increase/Decrease of CDI	(1,412)	(3,490)	(6,840)	7,451	3,646	1,441

Net effect of CDI variation		(5,127)	(12,775)	(25,411)	26,022	12,931	5,156

Loans and financing	Increase/Decrease of TR	(1,085)	(2,712)	(5,423)	5,423	2,712	1,085
Debentures	Increase/Decrease of TR	(503)	(1,259)	(2,517)	2,517	1,259	503

Net effect of TR variation		(1,588)	(3,971)	(7,940)	7,940	3,971	1,588

Debentures	Increase/Decrease of IPCA	(288)	(719)	(1,439)	1,439	719	288

Net effect of IPCA variation		(288)	(719)	(1,439)	1,439	719	288

Accounts receivable	Increase/Decrease of INCC	2,509	6,272	12,543	(12,543)	(6,272)	(2,509)
Obligations for purchase of property	Increase/Decrease of INCC	(1,565)	(3,913)	(7,825)	7,825	3,913	1,565

Net effect of INCC variation		944	2,359	4,718	(4,718)	(2,359)	(944)

Accounts receivable	Increase/Decrease of IGP-M	2,062	5,155	10,311	(10,311)	(5,155)	(2,062)

Net effect of IGP-M variation		2,062	5,155	10,311	(10,311)	(5,155)	(2,062)

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21.  Related parties

21.1.  Balances with related parties

The transactions between the Company and related companies are made under conditions and prices established between the parties.

	Company		Consolidated
Current accounts	03/31/2017	12/31/2016	03/31/2017	12/31/2016

Assets
Current account:
Total SPEs	6,238	24,500	38,211	50,232
Condominium and consortia and thirty party’s works	-	7,223	-	7,223
Loan receivable (Note 20.ii.a)	22,227	25,529	22,227	25,529
Dividends receivable	14,395	14,464	-	-
	42,860	71,716	60,438	82,984

Current portion	20,633	46,187	38,211	57,455
Non-current	22,227	25,529	22,227	25,529

Liabilities
Current account:
Total SPEs and Tenda	(1,040,704)	(1,064,435)	(52,265)	(76,791)
Loan payable (Note 20.ii.a)	(9,852)	(8,820)	(9,852)	(8,820)
	(1,050,556)	(1,073,255)	(62,117)	(85,611)

Current portion	(1,050,556)	(1,073,255)	(62,117)	(85,611)
Non-current	-	-	-	-

The composition, nature and condition of loan receivable and payable by the Company are presented below. Maturities for these loans range from April 2017 to the duration of the related real estate developments and are tied to the cash flows of related developments.

	Company and Consolidated
	03/31/2017	12/31/2016	Nature	Interest rate

Square Ipiranga - Liga das Senhoras Católicas.	3,024	6,635	Construction	12% p.a. + IGPM
Lagunas - Tembok Planej. E Desenv. Imob. Ltda.	4,439	4,250	Construction	12% p.a. + IGPM
Manhattan Residencial I	2,056	2,486	Construction	10% p.a. + TR
Target Offices & Mall	12,708	12,158	Construction	12% p.a. + IGPM
Total receivable	22,227	25,529

Dubai Residencial	3,603	3,403	Construction	6% p.a.
Parque Arvores	2,856	2,437	Construction	6% p.a.
Parque Aguas	3,393	2,980	Construction	6% p.a.
Total payable	9,852	8,820	Construction	6% p.a.

In the period ended March 31, 2017 the recognized financial income from interest on loans amounted to R$745 (R$1,596 in 2016) in the Company’s  and consolidated statement (Note 24).

Information regarding management transactions and compensation is described in Note 25.

The other explanation related to this note was not subject to significant changes in relation to those disclosed in Note 21 to the financial statements as of December 31, 2016.

21.2.  Endorsements, guarantees and sureties

The financial transactions of the subsidiaries are guaranteed by the endorsement or surety in proportion to the interest of the Company in the capital stock of such companies, in the amount of R$629,466 as of March 31,  2017 (R$722,990 in 2016).

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

22.  Net operating revenue

	Company		Consolidated
	03/31/2017	03/31/2016	03/31/2017	03/31/2016
Gross operating revenue
Real estate development, sale, barter transactions and construction services	117,684	144,077	151,662	188,931
(Recognition) Reversal of allowance for doubtful accounts (Note 5)	(4,141)	(6,064)	(4,141)	(6,064)
Taxes on sale of real estate and services	(9,516)	(11,040)	(10,982)	(11,885)
Net operating revenue	104,027	126,973	136,539	170,982

23.  Costs and expenses by nature

These are represented by the following:

	Company		Consolidated
	03/31/2017	03/31/2016	03/31/2017	03/31/2016
Cost of real estate development and sale:
Construction cost	(57,454)	(63,357)	(78,945)	(76,285)
Land cost	(13,967)	(26,012)	(21,742)	(48,271)
Development cost	(5,926)	(8,226)	(7,806)	(9,225)
Capitalized financial charges (Note 12)	(21,874)	(26,048)	(37,975)	(32,523)
Maintenance / warranty	(7,238)	(1,223)	(7,238)	(1,222)
Total cost of real estate development and sale	(106,459)	(124,866)	(153,706)	(167,526)

Commercial expenses:
Product marketing expenses	(4,385)	(4,325)	(5,040)	(5,027)
Brokerage and sale commission	(7,769)	(5,004)	(9,258)	(5,815)
Customer Relationship Management (CRM) and corporate marketing expenses	(3,849)	(2,997)	(4,546)	(1,886)
Other	(202)	(2,085)	(212)	(4,018)
Total commercial expenses	(16,205)	(14,411)	(19,056)	(16,746)

General and administrative expenses:
Salaries and payroll charges	(5,916)	(8,401)	(10,325)	(8,401)
Employee benefits	(533)	(1,046)	(930)	(1,046)
Travel and utilities	(64)	(188)	(111)	(188)
Services	(2,412)	(2,540)	(4,210)	(2,540)
Rents and condominium fees	(925)	(2,144)	(1,614)	(2,144)
IT	(2,138)	(4,442)	(3,731)	(4,442)
Stock option plan (Note 18.2)	(2,128)	(1,891)	(2,128)	(1,891)
Reserve for profit sharing (Note 25.iii)	(4,237)	(6,250)	(4,237)	(6,250)
Other	(47)	(100)	(83)	(100)
Total general and administrative expenses	(18,400)	(27,002)	(27,369)	(27,002)

Other income (expenses), net:
Expenses with lawsuits (Note 16)	(16,649)	(15,169)	(16,736)	(15,804)
Other	(2,963)	1,445	(2,966)	1,226
Total other income/(expenses), net	(19,612)	(13,724)	(19,702)	(14,578)

24.  Financial income (expenses)

	Company		Consolidated
	03/31/2017	03/31/2016	03/31/2017	03/31/2016
Financial income
Income from financial investments	4,769	10,942	6,122	13,558
Derivative transactions (Note 20 (i) (b))	806	10,184	806	10,184
Financial income from loans (Note 21)	745	1,596	745	1,596
Other financial income	109	1,135	197	1,468
Total financial income	6,429	23,857	7,870	26,806

Financial expenses
Interest on funding, net of capitalization (Note 12)	(36,241)	(10,722)	(30,072)	(10,722)
Amortization of debenture cost	(876)	(618)	(876)	(618)
Payables to venture partners	(183)	(396)	(183)	(396)
Banking expenses	(1,837)	(1,687)	(2,148)	(2,389)
Discount granted and other financial expenses	(3,900)	(10,408)	(3,151)	(13,789)
Total financial expenses	(43,037)	(23,831)	(36,430)	(27,914)

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

25.  Transactions with management and employees

(i)     Management compensation

In the periods ended March 31, 2017 and 2016, the amounts recorded in the line item “General and administrative expenses”, related to the compensation of the Company’s key management personnel and Fiscal Council members are as follows:

	Management compensation
Period ended March 31,2017	Board of Directors	Statutory Board	Fiscal Council

Number of members	7	4	3
Fixed compensation for the period (in R$)
Salary / Fees	423	659	50
Direct and indirect benefits	-	48	-
Other (INSS)	85	132	10
Monthly compensation (in R$)	169	279	20
Total compensation	508	838	60
Profit sharing (Note 25 (iii))	-	911	-
Total compensation and profit sharing	508	1,749	60

	Management compensation
Period ended March 31, 2016	Board of Directors	Statutory Board	Fiscal Council

Number of members	7	5	3
Fixed compensation for the period (in R$)
Salary / Fees	423	825	48
Direct and indirect benefits	-	86	-
Other (INSS)	85	165	10
Monthly compensation (in R$)	169	359	19
Total compensation	508	1,076	58
Profit sharing (Note 25 (iii))	-	1,138	-
Total compensation and profit sharing	508	2,214	58

The amount related to the stock compensation of the Company management members was R$1,088 for the period ended March 31, 2017 (R$893 in 2016).

The maximum aggregate compensation of the Company’s management members for the year 2017 was established at R$18,739, as fixed and variable compensation, as approved at the Annual Shareholders’ Meeting held on April 28, 2017.

On the same occasion the compensation limit of the Fiscal Council members for their next term of office, which ends in the Annual Shareholders’ Meeting to be held in 2018, was approved at R$261.

(ii)    Sales transactions

In the periods ended March 31, 2017 and December 31, 2016, there were no units sold to Management  and the total receivable was R$908 (R$957 in 2016).

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

25.  Transactions with management and employees--Continued

(iii)   Profit sharing

In the period ended March 31, 2017, the Company recorded a provision for profit sharing expense amounting to R$4,237 (R$6,250 in 2016) in the consolidated balance, in the line item “General and Administrative Expenses " (Note 23).

	Company and Consolidated
	03/31/2017	03/31/2016

Executive officers	911	1,138
Other employees	3,326	5,112
	4,237	6,250

The other explanation related to this note was not subject to significant changes in relation to those disclosed in Note 25 to the financial statements as of December 31, 2016.

26.  Insurance

       For the period ended March 31, 2017 insurance contracts were not subject to significant changes in relation to those disclosed in Note 26 to the financial statements as of December 31,  2016.

27.  Earnings (loss) per share

The following table presents the calculation of basic and diluted earnings and loss per share. In view of the loss for the period ended March 31, 2017 and 2016, shares with dilutive potential are not considered, because the impact would be antidilutive,

	03/31/2017	03/31/2016
Basic numerator
Undistributed profit (loss) from continued operations	(157,117)	(58,021)
Undistributed profit (loss) from discontinued operations	107,720	4,794
Undistributed profit (loss), available to the holders of common shares	(49,397)	(53,227)

Basic denominator (in thousands of shares)
Weighted average number of shares (Note 18.1)	26,831	27,196

Basic earnings (loss) per share in Reais	(1.841)	(1.957)
From continued operations	(5.856)	(2.133)
From discontinued operations	4.015	0.176

Diluted numerator
Undistributed profit (loss) from continued operations	(157,117)	(58,021)
Undistributed profit (loss) from discontinued operations	107,720	4,794
Undistributed profit (loss), available to the holders of common shares	(49,397)	(53,227)

Diluted denominator (in thousands of shares)
Weighted average number of shares (Note 18.1)	26,831	27,196
Stock options	225	220
Anti-dilutive effect	(225)	(220)
Diluted weighted average number of shares	26,831	27,196

Diluted earnings (loss) per share in Reais	(1.841)	(1.957)
From continued operations	(5.856)	(2.133)
From discontinued operations	3.981	0.176

The other explanation related to this note was not subject to significant changes in relation to those disclosed in Note 27 to the financial statements as of December 31, 2016.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

28.  Segment information

The quarterly information of the business segments of the Company is as follows:

				Consolidated
	Gafisa	Tenda	(-) Discontinued operations (Note 8.2)	03/31/2017
Net operating revenue	136,539	324,687	(324,687)	136,539
Operating costs	(153,706)	(217,372)	217,372	(153,706)

Gross profit (loss)	(17,167)	107,315	(107,315)	(17,167)

Selling expenses	(19,056)	(29,460)	29,460	(19,056)
General and administrative expenses	(27,369)	(22,928)	22,928	(27,369)
Other income / (expenses), net	(19,702)	(28,711)	28,711	(19,702)
Depreciation and amortization	(8,708)	(3,272)	3,272	(8,708)
Financial expenses	(36,430)	(6,307)	6,307	(36,430)
Financial income	7,870	5,644	(5,644)	7,870
Tax expenses	(1,346)	(4,533)	4,533	(1,346)

Profit / (loss) for the period attributed to the shareholders of the Company	(68,337)	18,940	-	(49,397)

Customers (short and long terms)	906,634	467,464	(467,464)	906,634
Inventories (short and long terms)	1,657,788	776,784	(776,784)	1,657,788
Other assets	753,543	644,538	(644,538)	753,543

Total assets	3,317,965	1,888,786	-	5,206,751

Total liabilities	2,856,678	787,932	-	3,644,610

				Consolidated
	Gafisa S.A.	Tenda	(-) Discontinued operations (Note 8.2)	03/31/2016
Net operating revenue	170,982	234,552	(234,552)	170,982
Operating costs	(167,526)	(165,807)	165,807	(167,526)

Gross profit	3,456	68,745	(68,745)	3,456

Selling expenses	(16,746)	(18,272)	18,272	(16,746)
General and administrative expenses	(27,002)	(19,020)	19,020	(27,002)
Other income / (expenses), net	(14,578)	(15,217)	15,217	(14,578)
Depreciation and amortization	(9,508)	(3,190)	3,190	(9,508)
Financial expenses	(27,914)	(10,706)	10,706	(27,914)
Financial income	16,622	8,809	(8,809)	16,622
Tax expenses	(5,990)	(6,755)	6,755	(5,990)

Profit / (loss) for the period attributed to the shareholders of the Company	(58,021)	4,794	-	(53,227)

Customers (short and long terms)	1,227,622	475,034	(475,034)	1,227,622
Inventories (short and long terms)	1,938,795	726,257	(726,257)	1,938,795
Other assets	1,627,194	785,051	1,201,291	3,613,536

Total assets	4,793,611	1,986,342	-	6,779,953

Total liabilities	2,879,539	854,130	-	3,733,669

The other explanations related to this note did not suffer significant changes in relation to the disclosures in Note 28 to the financial statements as of December 31, 2016.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

29.  Real estate ventures under construction – information and commitments

In order to meet the provisions of paragraphs 20 and 21 of ICPC 02, the recognized revenue amounts and incurred costs are shown in the statement of profit or loss, and the advances received are presented in the account “Payables for purchase of property and advances from customer”. The Company presents the following information on the ventures under construction as of March 31, 2017:

Consolidated
03/31/2017

Unappropriated sales revenue of units sold	490,156
Estimated cost of units sold to be incurred	(298,268)
Estimated cost of units in inventory to be incurred	(363,832)

(i) Unappropriated sales revenue of units sold
Ventures under construction:
Contracted sales revenue	1,305,976
Appropriated sales revenue	(815,820)
Unappropriated sales revenue (a)	490,156

(ii) Estimated cost of units sold to be incurred
Ventures under construction:
Estimated cost of units	(791,768)
Incurred cost of units	493,500
Estimated cost to be incurred (b)	(298,268)

(iii) Estimated costs of units in inventory to be incurred
Ventures under construction:
Estimated cost of units	(829,195)
Incurred cost of units	465,363
Estimated cost to be incurred	(363,832)

(a)   The unappropriated sales revenue of units sold are measured by the face value of contracts, plus the contract adjustments and deducted from cancellations, net of the levied taxes and adjustment to present value, and do not include ventures that are subject to restriction due to a suspensive clause (legal period of 180 days in which the Company can cancel a development) and therefore is not appropriated to profit or loss.

(b)   The estimated cost of units sold and in inventory to be incurred does not include financial charges, which are appropriated to properties for sale and profit or loss (cost of real estate sold) in proportion to the real estate units sold to the extent they are incurred.

       As of March 31, 2017, the percentage of assets consolidated in the financial statements related to ventures included in the equity segregation structure of the development stood at 36.5% (35.7% in 2016).

30.  Communication with regulatory bodies

The explanations related to this note were not subject to significant changes in relation to those disclosed in Note 30 to the financial statements as of December 31, 2016.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2017

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

31.  Subsequent events

(i)   Exercise of preemptive right

On April 19, 2017, the Company informed to the market that on April 15, 2017 the period for exercising preemptive rights to acquire common shares representing up to 50% of the capital stock of its wholly-owned subsidiary Construtora Tenda S.A. ended. During the established period, 25,233,408 shares were acquired, all registered and with no par value, at the acquisition price of R$8.13 per share, toting R$205,148.

The shares acquired within the scope of Preemptive Rights were delivered to shareholders on May 4, 2017, date on which Tenda’s businesses started to be listed and traded at B3.

(ii)  Decrease in the capital of Gafisa

On April 24, 2017, the Company informed that on April 22, 2017 the 60-day period established in Art. 174 of Act 6,404/76  for creditors’ objection to the Company’s capital stock reduction, in the total amount of R$219,510, as approved at the Extraordinary Shareholders’ Meeting held on February 20, 2017, expired with no objection.

The capital decrease was made by delivering to the Company’s shareholders, as refund for the reduced capital, one common share of Tenda to each common share of Gafisa owned, not including treasury shares on May 4, 2017.

***

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Other information deemed relevant by the Company

1.   SHAREHOLDERS HOLDING MORE THAN 5% OF THE VOTING CAPITAL AND TOTAL NUMBER OF OUTSTANDING SHARES

	3/31/2017
	Common shares
Shareholder	Shares	%

Treasury shares	1,046,226	3.73%
Polo Capital	2,269,397	8.09%
Pátria Investimentos	1,570,204	5.60%
Outstanding shares	23,154,335	82.58%

Total shares	28,040,162	100.00%

	3/31/2016
	Common shares
Shareholder	Shares	%

Treasury shares	785,043	2.80%
Polo Capital	1,767,838	6.30%
Pátria Investimentos	5,125,593	18.28%
FUNCEF – Fundação dos Economiários Federais	1,570,204	5.60%
Outstanding shares	18,791,483	67.02%

Total shares	28,040,162	100.00%

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Other information deemed relevant by the Company

2.   SHARES HELD BY PARENT COMPANIES, MANAGEMENT AND BOARD

	3/31/2017
	Common shares
	Shares	%

Shareholders holding effective control of the Company	3,839,601	13.69%
Board of Directors	43,951	0.16%
Executive directors	123,128	0.44%
Executive control, board members, officers and fiscal council	4,006,680	14.29%

Treasury shares	1,046,226	3.73%
Outstanding shares in the market (*)	22,987,256	81.98%

Total shares	28,040,162	100.00%

	3/31/2016
	Common shares (i)
	Shares	%

Shareholders holding effective control of the Company	8,463,635	30.18%
Board of Directors	43,952	0.16%
Executive directors	130,321	0.46%
Fiscal council	-	-
Executive control, board members, officers and fiscal council	8,637,908	30.81%

Treasury shares	785,043	2.80%
Outstanding shares in the market (*)	18,617,210	66.39%

Total shares	28,040,162	100.00%

(*) Excludes shares of effective control, management, board and in treasury.

(i) Post grouping, considering ratio of R$13.483023074 for comparability.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Other relevant information

3 – COMMITMENT CLAUSE

The Company, its shareholders, directors and board members undertake to settle, through arbitration, any and all disputes or controversies that may arise between them, related to or originating from, particularly, the application, validity, effectiveness, interpretation, breach and the effects thereof, of the provisions of Law No. 6404/76, the Company's By-Laws, rules determined by the Brazilian Monetary Council (CMN), by the Central Bank of Brazil and by the Brazilian Securities Commission (CVM), as well as the other rules that apply to the operation of the capital market in general, in addition to those established in the New Market Listing Regulation, Participation in the New Market Contract and in the Arbitration Regulation of the Chamber of Market Arbitration.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Report on the review of quarterly information - ITR

To the shareholders, Board of Directors and Officers

Gafisa S.A.

São Paulo – SP

We have reviewed the accompanying individual and consolidated interim financial information of Gafisa S.A. (“Company”), identified as Company and Consolidated, respectively, contained in the Quarterly Information (ITR) for the quarter ended March 31, 2017, which comprises the balance sheet as of March 31, 2017 and the respective statement of operations, statement of comprehensive income (loss), statement of changes in equity and statement of cash flows for the quarter then ended, including explanatory notes.

The Company’s management is responsible for the preparation of individual interim financial information in accordance with the Technical Pronouncement of the Accounting Pronouncements Committee (CPC) 21 (R1) – Interim Financial Reporting and the consolidated interim financial information in accordance with CPC 21 (R1) and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB) which considers the Technical Orientation - OCPC 04 - Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities, edited by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM) and the Brazilian Federal Accounting Council (CFC), as well as for the presentation of these information in compliance with the rules issued by the CVM, applicable to the preparation of Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review according to the Brazilian and international review standards of interim financial information (NBC TR 2410 – Review of Interim Financial Information Performed by the Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of inquiries, mainly of the people responsible for the financial and accounting matters, and the application of analytical and other review procedures. The scope of a review is significantly narrower than that of an audit conducted in accordance with audit standards and, accordingly, it did not permit us to obtain assurance that we took notice of all significant matters that could have been raised in an audit. Therefore, we did not express an audit opinion.

Conclusion from the individual and consolidated interim financial information prepared in accordance with CPC 21(R1)

Based on our review, we are not aware of any fact that makes us believe that the individual and consolidated interim financial information included in the Quarterly Information referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) applicable to the preparation of Quarterly Information (ITR), and presented in compliance with the rules issued by the CVM.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Conclusion from the consolidated interim information prepared in accordance with IAS 34, which considers the Technical Orientation - OCPC 04 – Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities, edited by Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM) and the Brazilian Federal Accounting Council (CFC)

Based on our review, we are not aware of any fact that makes us believe that the consolidated interim financial information included in the Quarterly Information referred to above was not prepared, in all material respects, in accordance with IAS 34, issued by the IASB, which considers the Technical Orientation - OCPC 04 - Application of technical interpretation ICPC02 to the Brazilian Real Estate Development Entities, issued by the Accounting Pronouncements Committee (CPC), and approved by the CVM and the Brazilian Federal Accounting Council (CFC) applicable to the preparation of Quarterly Information (ITR), and presented in compliance with the rules issued by the CVM.

Emphasis of matter

As described in Note 2, the individual (Company) and consolidated interim financial information was prepared in accordance with accounting practices adopted in Brazil (CPC21 (R1)). The consolidated interim financial information were prepared in accordance with the IFRS applicable to the Brazilian Real Estate development entities IAS34 for interim financial information also considers the Technical Orientation OCPC04, edited by the Accounting Pronouncements Committee (CPC). This Technical Orientation refers to the revenue recognition of this sector and comprises other matters related to the meaning and adoption of the concept of continuous transfer of the risks, benefits and control over real estate unit sales, as further described in Note 2. Our conclusion is not modified in view of this matter.

Other matters

Statement of value added

The individual and consolidated interim financial statements related to the statements of value added (DVA) for the three-month period ended March 31, 2017, prepared under the responsibility of the Company's management, presented as supplementary information for the purposes of IAS 34, were submitted to review procedures performed together with the review of the quarterly information - ITR of the Company. For the purposes of forming our conclusion, we assess if these statements are reconciled with the interim accounting information and accounting records, as applicable, and if their form and content were prepared according with Technical Pronouncement CPC 09 - Statement of value added. Based on our review, we are not aware of any fact that makes us believe that they were not prepared, in all material respects, consistent with the individual and consolidated interim financial statements taken as a whole.

São Paulo, May 9, 2017

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original report in Portuguese signed by

Giuseppe Masi

Accountant CRC 1SP176273/O-7

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Reports and statements \ Management statement of interim financial information

Management statement of interim financial information

STATEMENT

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

i)    Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the period ended March 31, 2017; and

ii)   Management has reviewed and agreed with the interim information for the period ended March 31, 2017.

São Paulo, May 9, 2017.

GAFISA S.A.

Management

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Reports and Statements \ Management statement on the report on review of interim financial information

Management Statement on the Review Report

STATEMENT

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

i)    Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the period ended March 31, 2017; and

ii)   Management has reviewed and agreed with the interim information for the period ended March 31, 2017.

São Paulo, May 9, 2017.

GAFISA S.A.

Management

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 24, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer